2.

06018080

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 0 7 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03964 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 11/3/06

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability
Stock Code: 97

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Tuesday, 12 December 2006 at 11:00 a.m. to transact the following business:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30 June 2006.
2. To declare a Final Dividend.
3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

the authorised share capital of the Company be increased from HK$720,000,000 to HK$1,000,000,000 by the creation of 1,400,000,000 additional new ordinary shares of HK$0.20 each ranking in all respects pari passu with the existing shares in the Company."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 25 October 2006

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Thursday, 7 December 2006 to Tuesday, 12 December 2006, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 6 December 2006.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2006 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from HK$720,000,000 to HK$1,000,000,000 by the creation of 1,400,000,000 additional new ordinary shares. The Directors, however, have no present intention to issue any part of that capital.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson investment Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES INCREASE IN AUTHORISED SHARE CAPITAL AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 12 December 2006 at 11:00 a.m. is set out in the Annual Report for the year ended 30 June 2006.

25 October 2006

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 12 December 2006 at 11:00 a.m.;
"Capital Increase"	the proposed increase in the authorised share capital of the Company from HK$720,000,000 to HK$1,000,000,000 by the creation of 1,400,000,000 additional new ordinary shares of HK$0.20 each (with a total nominal value of HK$280,000,000) ranking in all respects pari passu with the existing Shares;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Investment Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	18 October 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Notice"	the notice convening the Annual General Meeting dated 25 October 2006 contained in the Company's annual report for the year ended 30 June 2006;

"Report of Directors"	the report of directors of the Company for the year ended 30 June 2006 contained in the Company's annual report for the year ended 30 June 2006;
"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$0.20 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

25 October 2006

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES
INCREASE IN AUTHORISED SHARE CAPITAL
AND
RE-ELECTION OF THE RETIRING DIRECTORS

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate, the Capital Increase, and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 5 December 2005, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

As at Latest Practicable Date, the Company has an authorised share capital of HK$720,000,000 divided into 3,600,000,000 Shares of which 3,047,327,395 Shares have been issued and are fully paid.

In order to provide the Company with greater flexibility to accommodate future issues of Shares, as and when necessary, the Directors propose the Capital Increase by way of ordinary resolution at the Annual General Meeting.

As at the Latest Practicable Date, the Directors have no present intention to issue any Shares out of the capital proposed to be increased.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association, Mr. Colin Lam Ko Yin, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming and Mr. Leung Hay Man shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,047,327,395 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 304,732,739 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2006, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2005	October	11.15	10.50
	November	13.75	10.65
	December	14.50	12.30
2006	January	15.35	12.35
	February	15.50	12.85
	March	15.35	14.50
	April	15.25	13.35
	May	13.95	12.75
	June	13.90	12.55
	July	13.78	12.90
	August	14.06	13.34
	September	14.30	13.76

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 69.27% of the existing share capital of the

Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 76.97%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Colin Lam Ko Yin, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming and Mr. Leung Hay Man, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election. Save as disclosed hereinbelow, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

***LAM Ko Yin, Colin**, BSc, ACIB, MBIM, FCILT*, aged 55, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 33 years' experience in banking and property development. Since October 2003, Mr. Lam has been a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land") as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. In addition, Mr. Lam is a director of Henderson China Holdings Limited and Henderson Cyber Limited (being listed companies in Hong Kong until their privatisation on 15 August 2005 and 12 December 2005 respectively). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lam has not held any other directorships in listed public companies in the last three years.

Mr. Lam was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lam had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of the Company. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lam had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. He is a director of Gainwise Investment Limited (which has a 7.13% shareholding interest in the Company), Banshing Investment Limited, Markshing Investment Limited and Covite Investment Limited (substantial shareholders of the Company), as well as a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Henderson Land (controlling shareholders of the Company) which have aggregate interests in 2,076,089,007 shares in the Company, representing 68.13% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lam was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to

Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$60,000 from the Group. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

LEE Tat Man, aged 69, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 30 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"), which is a company listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the brother of Dr. Lee Shau Kee.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 6,666 shares (less than 0.01%) in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. He is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land and Kingslee S.A. (controlling shareholders of the Company) which have aggregate interests in 2,076,089,007 shares in the Company, representing 68.13% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

LEE King Yue, aged 80, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 50 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"), which is a company listed on the Stock Exchange and Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15 August 2005). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years.

Mr. Lee was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lee had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of the Company. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lee had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company. He was taken to be interested in 1,001,739 shares in the Company (representing 0.03% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. He is a director of Gainwise Investment Limited (which has a 7.13% shareholding interest in the Company), Banshing Investment Limited, Markshing Investment Limited and Covite Investment Limited (substantial shareholders of the Company), Henderson Land and Kingslee S.A. (controlling shareholders of the Company) which have aggregate interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

LAU Chi Keung, *MH, JP, FRICS, FHKIS, ACIArb*, aged 57, has been an Executive Director of the Company since 1995. He joined Henderson Land Group in 1981. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 34 years' experience in property development. Mr. Lau was appointed as Justice of the Peace in 2001, and was awarded the Medal of Honour in 2005, by the Government of the Hong Kong Special Administrative Region. Save as disclosed herein, Mr. Lau has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Lau had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006.

As at the Latest Practicable Date, Mr. Lau was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

WONG Ho Ming, Augustine, *MSc, FHKIS, MRICS, MCIArb, RPS (GP)*, aged 45, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 22 years' experience in property appraisal, dealing and development. Save as disclosed herein, Mr. Wong has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Wong had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Wong was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

LEUNG Hay Man, *FRICS, FCIArb, FHKIS*, aged 72, has been a Director of the Company since 1977 and was re-designated as Non-executive Director in September 2004. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Leung has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Leung had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. He is a director of Henderson Land (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Leung was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$20,000 and other remuneration of HK$180,000 from the Company. Save as disclosed above, he had not received any bonus payments (whether fixed or discretionary in nature) from the Company.

黃浩明先生，45歲，自一九九七年出任本公司執行董事。彼於一九九六年加入恒基地產集團。黃先生為一註冊專業測量師，並具有超過二十二年地產估值、買賣及發展經驗。除於此披露者外，黃先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，黃先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，黃先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。黃先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅（不論屬固定或酌情性質）。

梁希文先生，72歲，自一九七七年出任本公司董事及於二零零四年九月調職非執行董事。梁先生為特許測計師，亦為恒基兆業地產有限公司（「恒地」）、香港小輪（集團）有限公司及香港中華煤氣有限公司之董事，而該等公司於聯交所上市。除於此披露者外，梁先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，梁先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。梁先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。本公司控股股東恒地持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而梁先生為該公司之董事。

於最後實際可行日期，梁先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。梁先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣20,000元及其他薪酬港幣180,000元。除上述所披露者外，彼並沒有收取本公司任何花紅（不論屬固定或酌情性質）。

於最後實際可行日期，李先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係。李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,001,739股之股份權益，佔本公司已發行股本0.03%。李先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司7.13%股份權益之Gainwise Investment Limited、本公司主要股東賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、本公司控股股東恒地及Kingslee S.A合共持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅（不論屬固定或酌情性質）。

劉智強太平紳士，57歲，自一九九五年出任本公司執行董事，彼於一九八一年加入恒基地產集團。劉先生為英國皇家測量師學會資深會員、香港測量師學會資深會員及政府認可人仕，具有超過三十四年之物業發展經驗。彼分別於二零零一年及二零零五年獲香港特別行政區政府委任為太平紳士及頒授榮譽勳章。除於此披露者外，劉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，劉先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。劉先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。

於最後實際可行日期，劉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。劉先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅（不論屬固定或酌情性質）。

取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本集團董事袍金港幣60,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

李達民先生，69歲，自一九七二年出任本公司執行董事，從事本港地產發展逾三十年。李先生亦為恒基兆業地產有限公司(「恒地」)之董事。而該公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之胞弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司6,666股(少於0.01%)之股份權益。李先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。本公司控股股東Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司、恒地及Kingslee S.A.合共持有本公司2,076,089,007股，佔本公司已發行股本68.13%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本公司任何花紅(不論屬固定或酌情性質)。

李鏡禹先生，80歲，自一九七二年出任本公司執行董事。於一九七三年本公司之最終控股公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾五十年。李先生亦為恒基兆業地產有限公司(「恒地」)之執行董事，而該公司於聯交所上市。此外，李先生亦為恒基中國集團有限公司(於二零零五年八月十五日私有化前乃一間在香港上市之公司)。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間，李先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。李先生於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

以下為林高演先生、李達民先生、李鏡禹先生、劉智強先生、黃浩明先生及梁希文先生之個人資料，彼等根據本公司組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

林高演先生，55歲，自一九八八年出任本公司執行董事及自一九九三年出任副主席。林先生持有香港大學理學士(榮譽)學位，具有超過三十三年銀行及物業發展經驗。林先生自二零零三年十月出任香港大學教研發展基金董事。林先生亦為香港小輪(集團)有限公司主席、恒基兆業地產有限公司(「恒地」)副主席、香港中華煤氣有限公司及美麗華酒店企業有限公司之董事，而該等公司於聯交所上市。此外，林先生亦為恒基中國集團有限公司及恒基數碼科技有限公司(分別於二零零五年八月十五日及二零零五年十二月十二日私有化前為香港之上市公司)之董事。彼亦為多間本集團成員公司之董事。除於此披露者外，林先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間，林先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。林先生於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於最後實際可行日期，林先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。林先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司7.13%股份權益之Gainwise Investment Limited、本公司主要股東賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、本公司控股股東Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited、恒基兆業有限公司及恒地合共持有本公司2,076,089,007股，佔本公司已發行股本68.13%，而林先生為該等公司之董事。

於最後實際可行日期，林先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。林先生所收

司現有股本69.27%。倘若全面行使購回授權，則控股股東持有本公司之股權將增加至約76.97%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高	最低
		港元	港元
2005年	10月	11.15	10.50
	11月	13.75	10.65
	12月	14.50	12.30
2006年	1月	15.35	12.35
	2月	15.50	12.85
	3月	15.35	14.50
	4月	15.25	13.35
	5月	13.95	12.75
	6月	13.90	12.55
	7月	13.78	12.90
	8月	14.06	13.34
	9月	14.30	13.76

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供 閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為3,047,327,395股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達304,732,739股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零六年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此致

本公司列位股東　台照

主席
李兆基
謹啟

二零零六年十月二十五日

建議本公司購回股份及發行股份之一般授權

本公司於二零零五年十二月五日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議增加法定股本

於最後實際可行日期，本公司之法定股本為港幣720,000,000元(分為3,600,000,000股股份)，其中3,047,327,395股股份已經發行及為繳足股本。

為使本公司有更大靈活性，可於日後有需要時發行股份，董事將於股東週年大會提呈股本增加為普通決議案。

董事於最後實際可行日期無意就增加股本發行任何股份。

建議重選退任董事

根據組織章程細則第116條，林高演先生、李達民先生、李鏡禹先生、劉智強先生、黃浩明先生及梁希文先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)

執行董事：
李兆基博士 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
劉智強
黃浩明
薛伯榮

非執行董事：
胡寶星爵士
阮北耀
梁希文
胡家驃 *(胡寶星爵士之替代董事)*

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
增加法定股本
及
重選退任董事之建議

本通函旨在向　閣下提供有關購回授權、發行授權、股本增加及重選退任董事，及尋求　閣下在股東週年大會上批准(其中包括)該等事宜。

「董事局報告」	指	載於本公司截至二零零六年六月三十日止之年報內本公司截至二零零六年六月三十日止之董事局報告；
「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10%之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣0.20元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零六年十二月十二日上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「股本增加」	指	建議透過增加1,400,000,000股每股面值港幣0.20元之普通股（總面值為港幣280,000,000元）將本公司之法定股本由港幣720,000,000元增加至港幣1,000,000,000元，與現有股份享有同等權利；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業發展有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20%之股份之一般無條件授權；
「最後實際可行日期」	指	二零零六年十月十八日，即本通函付印前之最後實際可行日期，以確定本通函所載之若干資料；
「通告」	指	載於本公司截至二零零六年六月三十日止之年報內一份日期為二零零六年十月二十五日之股東週年大會通告；

目 錄

頁次

閣下對本通函之內容如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：97)

有關本公司購回股份及
發行股份之一般授權
增加法定股本
及
重選退任董事之建議

本公司謹訂於二零零六年十二月十二日上午十一時正假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於截至二零零六年六月三十日止年度之年報內。

二零零六年十月二十五日

Stock Code: 97

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Annual Report 2006

Quality living. Inspired lifestyles. State-of-the-art workplaces.

creating communities of the future



Group Structure

Henderson Land Group Structure

Market Capitalization as at 21 September 2006
Henderson Land Development Company Limited: HK$81 billion
Five Listed Companies of Group: HK$233 billion



Henderson Land Development Company Limited
Investment Holding, Property Developement and Investment in Hong Kong and Mainland China, Project and Property Management, Construction and Financial Services
67.94%
Henderson Investment Limited
Investment Holding, Property Investment, Hotel Operation, Infrastructure and Security Services
38.47%
The Hong Kong and China Gas Company Limited
Piped-gas Supply and Distribution
31.36%
Hong Kong Ferry (Holdings) Company Limited
Property Development and Investment, Travel Business and Hotel Operation
44.21%
Miramar Hotel and Investment Company, Limited
Property Investment, Hotel Operation and Travel Business

Note: All percentage shareholdings shown above were figures as of 21 September 2006.

This chart provides an overview of Henderson Investment Limited's corporate structure. Henderson Investment Limited is a publicly listed subsidiary of Henderson Land Development Company Limited with interests in three associated companies listed on the Main Board of The Stock Exchange of Hong Kong Limited. These associated companies are: The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited, and Miramar Hotel and Investment Company, Limited.

Results in Brief

	2006 HK$ million	2005 re-stated HK$ million	Change %
Profit attributable to shareholders	**3,667.2**	3,507.7	+4.5
Underlying profit attributable to shareholders *(note)*	**2,066.1**	2,220.4	-6.9
Consolidated net asset value attributable to equity shareholders	**27,652.6**	21,516.5	+28.5
Net debt	**0**	0	0
Net debt to consolidated net asset value attributable to equity shareholders	**0%**	0%	0
	HK$	HK$	%
Earnings per share	**1.28**	1.25	+2.4
Underlying earnings per share	**0.72**	0.79	-8.9
Dividends per share	**0.28**	0.28	0
Consolidated net asset value (attributable to equity shareholders) per share	**9.07**	7.64	+18.7

Note: The fair value gain of investment properties (net of deferred tax and minority interests) was excluded in the calculation of the underlying profit attributable to shareholders.

Chairman's Statement



Dr. Lee Shau Kee · *Chairman and Managing Director*

Dear Shareholders,

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2006.

Profit and Net Assets Attributable to Shareholders

The Group's consolidated profit after taxation and minority interests for the year ended 30 June 2006 amounted to HK$3,667.2 million, an increase of HK$159.5 million or 4.5% over the re-stated profit for the previous year. Earnings per share were HK$1.28 (2005 re-stated: HK$1.25).

The underlying profit for the year, excluding the revaluation surplus of investment properties, was HK$2,066.1 million, or a decrease of HK$154.3 million or 6.9%. Based on the underlying profit, earnings per share were HK$0.72 (2005 re-stated: HK$0.79).

At 30 June 2006, the consolidated net asset value attributable to equity shareholders was HK$27,652.6 million, 28.5% higher than the re-stated amount of HK$21,516.5 million a year earlier. At the year end, the Group was in a net cash position of HK$5,063.1 million (2005: HK$2,537.6 million).

Dividends

Your Board recommends the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 12 December 2006. The total distribution per share of HK$0.28 for the full year, including the interim dividend of HK$0.13 per share already paid, is the same as the total distribution per share in the previous year. Warrants for the final dividend will be sent to shareholders on or before 13 December 2006.

Business Review

Property Investment

The Group currently has nine major investment properties. Together with the investment properties held by its listed associates, the Group has a vast portfolio with a total attributable gross floor area of 2.0 million square feet. For the year under review, the Group's gross rental income remained stable at HK$613.8 million, with average occupancy maintained at a high 95% at the year end.

In terms of the office portfolio, Kowloon Building, benefiting from the prevailing shortage of quality office space in core business areas and the trend of decentralization, was 98% let at the year end.

Meanwhile, continued improvement in domestic consumption and tourist arrivals boosted the retail sector. As a result, the Group's network of shopping malls in the new towns, including City Landmark II in Tsuen Wan, Trend Plaza in Tuen Mun, Shatin Centre and Fanling Centre, performed well with occupancy rates ranging from 90% to 99% at the year end. Eva Court, a luxury residential property nestled within Mid-Levels, enjoyed 92% occupancy at the year end.

Hotel

Driven by the continued economic growth in this region, coupled with the expansion of the Individual Visit Scheme for mainlanders coming to Hong Kong, the number of tourist arrivals to Hong Kong has shown a steady rise. Newton Hotel Hong Kong and Newton Hotel Kowloon, with average occupancy increased to 83% and average room rate growth of 9.7%, recorded marked increase in room revenue for the year, with double-digit growth in business.

Infrastructural Projects

The Group holds 64% of China Investment Group Limited, which is engaged in the toll-bridge and toll-road joint venture operations in Mainland China. Owing to the repair work undertaken for the Hangzhou Qianjiang Third Bridge, profit for the infrastructural segment dropped by 46.2% to HK$81.8 million. During the year, the Group's interests in Province Expressway 34, Ningbo Fenghua, Zhejiang Province together with its ancillary facilities from Jiangkou to Sanheng and to Daqiao, and from Sanheng to Xiachen, as well as Province Expressway 36 together with its ancillary facilities from Jiangkou to Xikou, were disposed of as they suffered declining traffic flows resulting from keen competition from the newly-completed highways and toll-roads nearby.

Usage of Investment Properties


Residential
7%
Industrial/Office & Industrial
23%
Office
30%
Commercial
40%

Others

Megastrength Security Services Company Limited, a wholly-owned subsidiary of the Group, provides a wide range of professional security services, which are complementary to the Group's property management operation. In recognition of its commitment to providing quality service and enhancing customer satisfaction, this company has won a good reputation in the industry.

Associated Companies

The Hong Kong and China Gas Company Limited

38.46% owned by the Group, Hong Kong and China Gas reported an unaudited consolidated profit after taxation of HK$2,509.5 million for the six months ended 30 June 2006, which comprised HK$1,803.6 million arising from its gas business and property rental income (an increase of HK$38.7 million as compared with the corresponding period in 2005) and HK$705.9 million from the sale of properties and a revaluation surplus on an investment property.

- **Gas business in Hong Kong**
  A slower pace of completion and occupancy of new residential units, compounded by the warmer weather during the first half of 2006, has led to a slight decrease of 1.5% in the total volume of gas sales in Hong Kong compared with the same period last year. At 30 June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

- **Introduction of natural gas to Hong Kong**
  By the fourth quarter of this year, Hong Kong and China Gas will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong to partially replace naphtha as feedstock for the production of town gas. Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October 2006. As Hong Kong and China Gas has a contract for natural gas to be supplied at a price currently lower than naphtha, savings in production cost will be shared with customers through the existing fuel cost adjustment mechanism, thereby enhancing the competitiveness of the gas tariff. In addition, the introduction of natural gas will also help to protect the environment.

- **Business development in Mainland China**
  Hong Kong and China Gas currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. Hong Kong and China Gas's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming Hong Kong and China Gas into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

  Hong Kong and China Gas now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, Hong Kong and China Gas's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, its joint ventures in Guangdong province will also convert to natural gas.

  Besides, Hong Kong and China Gas now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. To cope with the rising need for clean water sources, the central government is opening up the water utility market, which provides enormous opportunities for Hong Kong and China Gas to expand in this sector.

- **Environmentally-friendly energy businesses**
  Liquefied petroleum gas (LPG) filling station business, run by its wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve business growth. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month. This will improve business prospects as prices can now be more directly linked to the cost of LPG. Meanwhile, ECO's landfill gas project at the North East New Territories landfill site is progressing well and its operational tests will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant would start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas will effectively limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

- **Property developments**
  Hong Kong and China Gas has a 50% interest in the Grand Promenade property development project at Sai Wan Ho, whose significant returns contributed to its profitability. Following the success of Grand Promenade, the pre-sale of Grand Waterfront which is located at the Ma Tau Kok south plant site commenced in August 2006 and drew excellent response. Hong Kong and China Gas is entitled to 73% of the net sales proceeds of the residential portion, and has the full interest in the commercial portion of this project. Hong Kong and China Gas has an approximate 15.8% interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. Four Seasons Hotel and Four Seasons Place, which provide approximately 400 six-star hotel guest rooms and 520 hotel suites respectively, reported satisfactory results since their opening in September 2005.

Hong Kong and China Gas has not increased its basic gas tariff for the past eight years. Nevertheless it has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since Hong Kong and China Gas contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

Hong Kong Ferry (Holdings) Company Limited

This associated company is 31.33% owned by the Group. The unaudited consolidated profit after taxation of Hong Kong Ferry for the six months ended 30 June 2006 amounted to HK$121.8 million, a decrease of HK$68.2 million or 35.9% over that for the same period last year. The sale of residential units of Metro Harbour View at 8 Fuk Lee Street, Tai Kok Tsui, Kowloon, continued to be the main profit driver for Hong Kong Ferry for the period under review, during which 95 units were sold.

Hong Kong Ferry plans to launch MetroRegalia at Tong Mi Road for sale in late 2006, in addition to selling the remaining unsold units of Metro Harbour View.

Besides, good progress has been made in the construction for the development site at 222 Tai Kok Tsui Road, which will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 square feet, comprising some 270,000 square feet of residential space and about 50,000 square feet of non-residential space. It is expected to be completed by late 2008.

The foundation and construction works for No.6 Cho Yuen Street, Yau Tong will commence in late 2006 and should be completed by early 2009. It will provide a total gross floor area of approximately 165,000 square feet, comprising some 140,000 square feet of residential space and 25,000 square feet of non-residential space.

Miramar Hotel and Investment Company, Limited

44.21% owned by the Group, Miramar reported a consolidated net profit after taxation of HK$1,169.4 million for the year ended 31 March 2006, an increase of 38.2% over the re-stated profit for the previous year. On a basis consistent with that for the previous year (before the re-statement of profit to comply with new accounting standards related to investment properties and hotel properties), the profit for the year including profit generated from land sales amounting to approximately HK$150 million would have been HK$448.0 million, an increase of 40.0% over the previous year. Increased tourist arrivals, improved employment levels and encouraging performance from property leasing activities have all contributed favourably to the company's results.

Miramar Hotel achieved healthy growth in its operating results with close to 90% average occupancy and an increase of 19% in average room rate. Performance in its food and beverage operation was steady. In the hotel management business, average room rate for the seven hotels under management recorded satisfactory growth with steady increases in average occupancy. Progress was made during the year to upgrade the client-mix and the overall image of the Miramar Shopping Centre, with its average occupancy reaching 91%.

During the year, Miramar sold approximately 60 acres (194 lots) of residential land and 20 acres of commercial land in Placer County, California, contributing HK$150 million in after-tax profit. At the end of the financial year, approximately 80 acres (290 lots) of residential land and 70 acres of commercial land remained available for sale. In Shanghai, almost all the office units at Shang-Mira Garden have been sold and its shopping arcade continued to achieve a high occupancy rate of 99%.

The overall results for Miramar Express improved slightly and the commercial travel sector increased its profit by more than 40%. Miramar Travel, its group tour business arm, joined forces with an industry veteran and Miramar reduced its shareholding to 54%. With a series of marketing activities under an innovative style of operation, marked improvement is expected for its travel business.

Privatisation Schemes

Henderson Cyber Limited

In August 2005, the Company, Henderson Land Development Company Limited ("Henderson Land"), Hong Kong and China Gas and Henderson Cyber jointly announced the privatisation proposal of Henderson Cyber by the Company and Hong Kong and China Gas by way of a scheme of arrangement involving the cancellation and extinguishment of the scheme shares in Henderson Cyber at the cancellation price of HK$0.42 in cash per scheme share. The scheme was approved by a majority of 99.96% of the independent shareholders present and voting at the Court Meeting. The scheme took effect in December 2005 and the listing of the shares in Henderson Cyber on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited was withdrawn. Upon completion of the privatisation, the Company's interest in Henderson Cyber was increased to approximately 78.69%, with the balance of 21.31% held by The Hong Kong and China Gas Company Limited. The aggregate amount of cancellation price paid by the Group was HK$252.53 million.

The Company

Henderson Land made a second attempt to privatise the Company in November 2005, following an unsuccessful privatisation effort in November 2002 ("the 2002 Exercise"). As announced in December 2005, the cancellation consideration was increased to one share in the Henderson Land in exchange for every 2.5 scheme shares in the Company. In order for the proposal to succeed, the scheme should not be disapproved by more than 10% in value of all the shares held by independent minority shareholders of the Company (the "10% Threshold").

At the Court Meeting held on 20 January 2006, a majority of up to 85.7% (as compared with 85.6% in the 2002 Exercise) of the independent minority shareholders of the Company present voted in favour of the privatisation proposal. However, since the votes that were cast against the scheme marginally exceeded the 10% Threshold — a repeat of the 2002 Exercise, the scheme could not take effect and hence lapsed. It is regrettable that, despite the majority support of independent minority shareholders of the Company on both occasions, the privatisation proposal on each occasion fell through by the narrowest of margin under the 10% Threshold.

Issue of New Shares

On 18 April 2006, pursuant to a placing agreement, a subsidiary of Henderson Land sold 230 million existing shares of the Company at the placing price of HK$13.55 per share. Pursuant to the placing agreement, the Company then issued 230 million new shares to Henderson Land at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription. The new shares represented approximately 8.2% of the Company's then existing issued share capital and about 7.5% of its issued share capital as enlarged by the subscription.

Corporate Finance

The Group has always adhered to prudent financial management principles. At 30 June 2006, the cash holdings of the Group amounted to approximately HK$5,177.0 million (2005: HK$2,800.2 million). After netting off the total bank borrowings of HK$113.9 million (2005: HK$262.6 million), the Group was in a net cash position of HK$5,063.1 million (2005: HK$2,537.6 million).

All of the Group's bilateral banking facilities to fund the general operation are denominated in Hong Kong Dollars. For the Group's subsidiary, China Investment Group Limited, a portion of its borrowings to fund its toll road projects in Mainland China is denominated in Renminbi. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the financial year end.

Prospects

Looking ahead, buoyant consumer confidence will continue to underpin retail spending and hence rental growth for shopping centres. The office market is expected to perform well on the back of tight supply being met by keen demand from companies looking for expansion opportunities. The continuing increase in expatriate inflow to Hong Kong will continue to fuel the hotel and residential market and sustain promising growth in rental rates. Rental income from both new lettings and renewals is expected to rise.

As such, both the Group's rental income, as well as recurring earnings from the Group's listed associates, will continue to grow steadily. With a strong cash position, the Group is well poised to capitalize on opportunities for quality asset expansion and business growth, generating higher returns for shareholders. In the absence of unforeseen circumstances, performance of the Group will show satisfactory growth in the coming financial year.

Appreciation

Executive Director Mr. Ho Wing Fun stepped down from the Board on retirement during the year. I would like to thank Mr. Ho most sincerely for his long years of loyal service and immense contributions to the Group.

I would also like to take this opportunity to thank the Directors for their wise counsel and support, and the management and staff at all levels for their dedication, hard work and contributions in the past year. I know I can continue to count on them in our quest to deliver value to our shareholders.

Lee Shau Kee
Chairman

Hong Kong, 21 September 2006

Property Investment

Eva Court

Commanding a panoramic view of the Victoria Harbour, Eva Court is a prestigious residential development in the Mid-Levels. Its distinguished exterior and spacious interior layout, complemented with professional security and building management services, make it an ideal choice for the privileged few.

Hollywood Plaza

Located in Mong Kok, a traditional commercial and trading centre in Kowloon, with comprehensive facilities (e.g., banks, government offices and various shops) nearby, this plaza is the preferred choice for companies in different business sectors and tourists.

Kowloon Building

Located in Yau Ma Tei, the core business district of Kowloon, this 23-storey commercial building offers exceptional transport convenience. Banks, restaurants, carparks, public institutions and other commercial facilities are all nearby.

Well Tech Centre (1/F to 15/F & 20/F to 29/F)

Being a modern industrial/office complex, Well Tech Centre has an elegant exterior design which significantly enhances the professional image for its tenants, while its flexible interior layout also makes it an ideal business venue for all trades.

Fanling Centre

Linked with Fanling railway station, bus and mini bus terminals, Fanling Centre emerges as the focal point in that district, drawing huge pedestrian traffic from the neighbouring large-scale housing estates.

Block C, Hang Wai Industrial Centre

This 17-storey industrial building is in close proximity to Tuen Mun Road, Castle Peak Road and Route 3, with exceptionally convenient connections to the airport and container terminal. With the impending commissioning of Hong Kong-Shenzhen Western Corridor, which links up the northwestern part of New Territories with Shekou of Shenzhen, cross-border transport will become more efficient.

Shatin Centre

This shopping arcade situates amid numerous densely populated housing estates in Shatin, thereby ensuring huge patronage for it.

City Landmark II

Located in the town centre, City Landmark II is one of the popular shopping and entertainment destinations in Tsuen Wan. In addition to the pedestrian links to some large-scale housing estates, this shopping arcade also offers exceptional transport convenience with close proximity to MTR, mini bus and bus terminals. Surrounded by town hall, library, government offices and numerous public facilities, pedestrian traffic for this shopping arcade is very high.

The Trend Plaza

Following the completion of renovation works in its North Wing early this year, tenants at the Trend Plaza in Tuen Mun reported remarkable business growth, whilst rental income increased by 30% over the same period last year.

Major Completed Investment Properties

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
Hong Kong Island									
Eva Court	36 MacDonnell Road, Mid-Levels	2895	100.00	108,214	-	-	-	108,214	49
Kowloon									
Hollywood Plaza	610 Nathan Road, Mong Kok	2047	33.33	-	33,511	64,422	-	97,933	-
Kowloon Building	555 Nathan Road, Mong Kok	2060	100.00	-	28,656	84,626	-	113,282	-
Well Tech Centre (1/F to 15/F & 20/F to 29/F)	9 Pat Tat Street, San Po Kong	2047	100.00	-	-	-	136,376	136,376	49
New Territories									
Fanling Centre	33 San Wan Road, Fanling	2047	23.04	-	34,909	-	-	34,909	69
Block C, Hang Wai Industrial Centre	Pui To Road / Kin On Street / Kin Wing Street/ Kin Tai Street, Tuen Mun	2047	100.00	-	-	-	292,264	292,264	182
Shatin Centre	2-16 Wang Pok Street, Sha Tin	2047	100.00	-	100,029	-	-	100,029	545
City Landmark II (formerly known as Town Square)	145-165 Castle Peak Road, Tsuen Wan	2047	26.00	-	40,306	-	-	40,306	33
The Trend Plaza	Tuen Mun Heung Sze Wui Road, Tuen Mun	2047	100.00	-	195,280	-	-	195,280	78
			Total:	108,214	432,691	149,048	428,640	1,118,593	1,005

Group's Investment Properties Distribution Map



Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Tai Po
Ma On Shan
Shatin
New Territories
Yuen Long
Sai Kung
Tsuen Wan
Tuen Mun
Kowloon
Lai King
Tsing Yi
Kowloon Tong
Mong Kok
Hunghom
Tseung Kwan O
Hong Kong International Airport
Discovery Bay
Tung Chung
Mui Wo
Lantau Island
Central
Quarry Bay
Hong Kong Island
Chai Wan

Major Investment Properties

	Location	Residential	Commercial	Office	Industrial Office	Hotel
		●	●	●	●	●
1	Eva Court	●				
2	Hollywood Plaza		●	●		
3	Kowloon Building		●	●		
4	Well Tech Centre				●	
5	Fanling Centre		●			
6	Block C, Hang Wai Industrial Centre				●	
7	Shatin Centre		●			
8	City Landmark II		●			
9	The Trend Plaza		●			

Hotel Investment and Operation

	Location	Residential	Commercial	Office	Industrial Office	Hotel
10	Newton Hotel Hong Kong					●
11	Newton Hotel Kowloon					●

The Hong Kong and China Gas Company Limited*

	Location	Residential	Commercial	Office	Industrial Office	Hotel
12	International Finance Centre	●	●	●		●
13	Grand Promenade	●				
14	Grand Waterfront	●	●			

Hong Kong Ferry (Holdings) Company Limited*

	Location	Residential	Commercial	Office	Industrial Office	Hotel
15	Metro Harbour Plaza	●	●			
16	MetroRegalia	●	●			
17	222 Tai Kok Tsui Road	●	●			
18	No.6 Cho Yuen Street	●	●			

Miramar Hotel and Investment Company, Limited*

	Location	Residential	Commercial	Office	Industrial Office	Hotel
19	Miramar Hotel		●			●
20	Miramar Tower & Shopping Centre		●	●		
21	6 Knutsford Terrace		●	●		

** Listed Associated Companies*

Existing Line

- MTR
- Airport Express
- Tung Chung Cable Car
- KCR East Rail
- KCR West Rail
- KCR Ma On Shan Rail
- Light Rail
- Cross Harbour Tunnels
- Route 3

Under Construction

- Lok Ma Chau Spur Line
- Kowloon Southern Link

Under Planning

- Shatin to Central Link


Over 1.6 million customers, 140 years of proud service and 3000 kilometres of pipeline network. Fueling homes and businesses every day is a responsibility we take very seriously. It is our commitment to ensuring Hong Kong's continued prosperity.
The Hong Kong and China Gas Company Limited

Associated Companies

The Hong Kong and China Gas Company Limited

The Hong Kong and China Gas Company Limited (38.46% owned by Henderson Investment Limited)

Gas Business in Hong Kong

	2006	2005	Change %
Town gas sold in Hong Kong, million MJ (for the 6 months ended 30 June)	14,995	15,226	-2
Number of customers in Hong Kong at 30 June	1,606,841	1,574,513	+2
Number of employees at at 30 June	1,890	1,919	-2
Number of customers per employee	850	820	+4

Property Developments

- International Finance Centre Complex (approximately 15.8% owned)
- Grand Promenade (50% owned)
- Grand Waterfront (entitled to 73% of the net sales proceeds of the residential portion and full interest in the commercial portion)

Introduction of Natural Gas to Hong Kong

Joint Ventures in Mainland China

- City piped gas and water business


China

City piped gas projects

Guangdong Province
1 Panyu
2 Zhongshan
3 Dongyong
4 Jianke
5 Shenzhen
6 Shunde

Hubei Province
7 Wuhan

Jiangsu Province
8 Suzhou Industrial Park
9 Yixing
10 Taizhou
11 Changzhou
12 Nanjing
13 Zhangjiagang
14 Wujiang
15 Xuzhou
16 Danyang
17 Jintan

Zhejiang Province
18 Tongxiang
19 Huzhou
20 Yuhang

Anhui Province
21 Maanshan
22 Anqing
23 Tongling

Shandong Province
24 Jimo
25 Laoshan
26 Zibo
27 Longkou
28 Weifang
29 Jinan
30 Weihai
31 Taian

Jilin Province
32 Jilin

Beijing
33 Economic-Technological Development Area

Shaanxi Province
34 Xian

Water projects

8 Suzhou Industrial Park
14 Wujiang
35 Wuhu


Towngas

"Towngas Cooking Centre continues to enjoy enormous popularity and has proved highly successful. More than 100 cooking classes take place on average every month encompassing a broad variety of cuisines. After its total refurbishment last year, the Centre now provides a friendly environment where our members can use the latest equipment to experience the enjoyment of gourmet cooking."

Pauline Wong (right)
Cooking Instructor
Towngas Cooking Centre

Hong Kong and China Gas reported an unaudited consolidated net profit after taxation of HK$2,509.5 million for the six months ended 30 June 2006, which comprised HK$1,803.6 million arising from its gas business and property rental income (an increase of HK$38.7 million as compared with the corresponding period in 2005) and HK$705.9 million from the sale of properties and a revaluation surplus on an investment property.

Gas business in Hong Kong

A slower pace of completion and occupancy of new residential units, compounded by the warmer weather during the first half of 2006, has led to a decrease of 2.1% in the volume of residential gas sales compared with the corresponding period in 2005, whilst the volume of commercial and industrial gas sales has decreased by 0.6%. Total volume of gas sales in Hong Kong for the six months ended 30 June 2006 decreased slightly by 1.5% compared with the same period last year. At 30 June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

Introduction of natural gas to Hong Kong

By the fourth quarter of this year, Hong Kong and China Gas will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong to partially replace naphtha as feedstock for the production of town gas. Hong Kong and China Gas has a 3% interest in this terminal project and the LNG for this project will be supplied from Australia under a 25-year contract. Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October



The high price of crude oil is focusing the world's attention on cleaner and more competitively priced fuel alternatives. Hong Kong and China Gas has demonstrated great foresight by introducing natural gas as a partial feedstock for the territory-wide supply of town gas.



Submarine pipes have been laid in preparation for the delivery of natural gas from Guangdong LNG terminal to Hong Kong and China Gas Production Plant in Tai Po.

2006. As Hong Kong and China Gas has a contract for natural gas to be supplied at a price currently lower than naphtha, savings in production cost will be shared with customers through the existing fuel cost adjustment mechanism, thereby enhancing the competitiveness of the gas tariff. In addition, the introduction of natural gas will also help to protect the environment.

Business development in Mainland China

Hong Kong and China Gas is diversifying its business on the mainland. Having built up a well-established base, Hong Kong and China Gas's focus remains on natural gas and expansion of its city piped gas and other energy-related businesses. It is also studying the feasibility of participating in upstream projects. In addition, using its gas business as a role model, Hong Kong and China Gas is continuing to expand its water supply and wastewater business. Involvement in another utility sector is further extending the scope of its investments on the mainland.

Following signing of a joint venture agreement to establish a piped gas project in Xian, Shaanxi province in early 2006, Hong Kong and China Gas has since signed further agreements this year to establish joint ventures in Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; and Jintan, Jiangsu province. Hong Kong and China Gas now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, Hong Kong and China Gas's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, its joint ventures in Guangdong province will also convert to natural gas. As availability of natural gas will greatly boost gas consumption, these mainland joint ventures are poised to enter a thriving period of business development.

Complementing its city piped gas projects are Hong Kong and China Gas's other energy-related businesses. In addition to investing in the Guangdong LNG Terminal project, Hong Kong and China Gas is also participating in high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province. This kind of investment underpins downstream joint venture projects which enable Hong Kong and China Gas to strengthen its city-gas market interests.

Due to the high level of international oil prices in recent years and the central government's progressive environmental energy policy, demand for natural gas is increasing rapidly. In view of this, Hong Kong and China Gas is now conducting feasibility studies regarding participation in natural gas upstream projects and the exploitation of other energy sources such as coal-bed gas in order to meet the increasing demand for energy on the mainland.

Hong Kong and China Gas has diversified its portfolio to include the water supply and wastewater business on the mainland, entering this sector in 2005. Hong Kong and China Gas now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing urbanisation and growth in the size of cities are boosting water consumption. To cope with the rising need for clean water sources, the central government is opening up the water utility market. In view of the expanding business opportunities in this sector, Hong Kong and China Gas will continue to seek opportunities to develop city-water projects with a view to further expanding its scope of investments.

Hong Kong and China Gas currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. Hong Kong and China Gas's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming Hong Kong and China Gas into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

Environmentally-friendly energy businesses

Liquefied petroleum gas (LPG) filling station business, run by its wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve business growth. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month instead of every six months. This will improve business prospects as prices can now be more directly linked to the cost of LPG. Meanwhile, ECO's landfill gas project at the North East New Territories landfill site is progressing well and its operational tests will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant would start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas will effectively limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

Property developments

Hong Kong and China Gas has a 50% interest in the Grand Promenade property development project at Sai Wan Ho, whose significant returns contributed to its profitability. Following the success of Grand Promenade, the pre-sale of Grand Waterfront which is located at the Ma Tau Kok south plant site commenced in August 2006 and drew excellent response. Hong Kong and China Gas is entitled to 73% of the net sales proceeds of the residential portion, and has the full interest in the commercial portion of this project. Hong Kong and China Gas has an approximate 15.8% interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. Four Seasons Hotel and Four Seasons Place, which provide approximately 400 six-star hotel guest rooms and 520 hotel suites respectively, reported satisfactory results since their opening in September 2005.

Business outlook for 2006

Hong Kong and China Gas has not increased its basic gas tariff for the past eight years. Nevertheless it has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since Hong Kong and China Gas contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.



The popularity of Grand Promenade was mirrored in the excellent response to the pre-sale of Grand Waterfront.



New renovations and the opening of a large-scale department store at Metro Harbour Plaza will broaden the retail mix and enhance the shopping experience there.


CITISTORE

Associated Companies
Hong Kong Ferry (Holdings) Company Limited

Hong Kong Ferry (Holdings) Company Limited (31.33% owned by Henderson Investment Limited)

Completed development projects

- Metro Harbour View (with about 200 residential units unsold)
- MetroRegalia (with a total gross floor area of approximately 53,000 sq.ft)

Project under development

		Approximate gross floor area (sq.ft)	Expected completion
222 Tai Kok Tsui Road	- residential use - non residential use	270,000 50,000	
	Total	**320,000**	**Late 2008**
6 Cho Yuen Street	- residential use - non residential use	140,000 25,000	
	Total	**165,000**	**Early 2009**

Property Investment

Metro Harbour Plaza:

A large-scale department store will soon be opened and provide added attractiveness to shoppers

Ferry, Shipyard and Related Operations

Harbour Cruise:

Received positive responses for its pilot scheme to expand the market

Travel and Hotel Operations

Silvermine Beach Hotel:

Benefitted from the opening of Asia World Expo and Ngong Ping 360 Skyrail



Silvermine Beach Hotel has benefitted from its location close to the newly-opened Asia World Expo.

The unaudited consolidated net profit after taxation of Hong Kong Ferry for the six months ended 30 June 2006 amounted to HK$121.8 million, a decrease of HK$68.2 million or 35.9% over that for the same period last year.

Metro Harbour View at 8 Fuk Lee Street, Tai Kok Tsui continued to be the major profit driver for Hong Kong Ferry. For the six months ended 30 June 2006, 95 residential units of this project were sold, bringing the number of unsold units down to 200. Rental income from its commercial arcade, Metro Harbour Plaza, increased by 11% and the occupancy rate at the end of June 2006 was approximately 82% after taking into account the committed tenancies. A large-scale department store with a total floor area of about 100,000 square feet will soon be opened and its arrival will provide added attractiveness to the shoppers at Metro Harbour Plaza.

Good progress has been made in the construction for the development site at 222 Tai Kok Tsui Road, which will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 square feet, comprising some 270,000 square feet of residential space and about 50,000 square feet of non-residential space. It is expected to be completed by late 2008.

For the project at Nos. 43-51A Tong Mi Road ("MetroRegalia"), with occupation permit having been obtained and interior works substantially completed, it is targeted for sales launch in late 2006.



Cosmopolitan and convenient living - MetroRegalia, a home-automated residential-cum-commercial building at 43-51A Tong Mi Road.



Harbour Cruise - Bauhinia provides passengers with a memorable dining and entertainment cruise experience.

The project provides a total gross floor area of approximately 53,000 square feet.

The foundation and construction works for No.6 Cho Yuen Street, Yau Tong will commence in late 2006 and should be completed by early 2009, providing a total gross floor area of approximately 165,000 square feet, comprising some 140,000 square feet of residential space and 25,000 square feet of non-residential space.

The Ferry, Shipyard and Related Operations recorded a loss of HK$0.9 million for the period under review before accounting for the litigation fee arising from the proposed redevelopment of the Central Ferry Piers. Such fee amounted to HK$9.8 million. Travel and Hotel Operations also incurred a loss of HK$2.3 million.

For the coming year, it is anticipated that income from property sales and rental will continue to be the primary source of profit for Hong Kong Ferry.


UNI
QLO
ALEXANDRE

Miramar Hotel and Shopping Centre are tourist landmarks in Kowloon's busiest retail and dining precinct.

Associated Companies
Miramar Hotel and Investment Company, Limited

Miramar Hotel and Investment Company, Limited
(44.21% owned by Henderson Investment Limited)

Hotel Operations

Miramar Hotel as the flagship hotel with another seven hotels under its management

Property Business

Miramar Shopping Centre

- a shopping mecca with a well-planned tenant mix, including brand-name retail outlets, prestigious boutiques and superb restaurants

Miramar Tower

- comprises 18 storeys of Grade A office spaces which are situated above the Miramar Shopping Centre
- offers tenants a panoramic view of Victoria Harbour and lush landscape of Kowloon Park
- with facilities to receive both local and overseas satellite TV broadcast signals, it is home to many renowned multinational companies

No. 6 Knutsford Terrace

- features shops on the ground and first floors, with the offices occupying the remaining floors of this 22-storey commercial complex

Food and Beverage Operations

- Cuisine Cuisine and Lumiere in IFC
- Tsui Hang Village with operations covering Hong Kong, and Nanshan and Beijing in the mainland

Travel Operations

- As a General Agent for Crystal Cruises, as well as the Representative Agent in Hong Kong for Oceania Cruises
- Hire-car operation: to expand cross-border traffic between Hong Kong and China by adding more vehicle quotas
- Miramar Travel: higher market penetration expected as a result of increasing marketing activities

Miramar reported a consolidated net profit after taxation of HK$1,169.4 million for the year ended 31 March 2006, an increase of 38.2% over the re-stated profit for the previous year. On a basis consistent with that for the previous year (before the re-statement of profit to comply with new accounting standards related to investment properties and hotel properties), the profit for the year including profit generated from land sales amounting to approximately HK$150 million would have been HK$448 million, an increase of 40.0% over the previous year. Increased tourist arrivals, improved employment levels and encouraging performance from property leasing activities have all contributed favourably to the company's results.

Miramar Hotel achieved healthy growth in its operating results with close to 90% average occupancy and an increase of 19% in average room rate. Performance in its food and beverage operation was steady. In the hotel management business, average room rate for the seven hotels under management recorded satisfactory growth with steady increases in average occupancy. Progress was made during the year to upgrade the client-mix and the overall image of the Miramar Shopping Centre, with its average occupancy reaching 91%.

During the year, Miramar sold approximately 60 acres (194 lots) of residential land and 20 acres of commercial land in Placer County, California, contributing approximately HK$150 million in after-tax profit. At the end of the financial year, approximately 80 acres (290 lots) of residential land and 70 acres of commercial land remained available for sale. In Shanghai, almost all the office units at Shang-Mira Garden have been sold and its shopping arcade continued to achieve a high occupancy rate of 99%.

The overall results for Miramar Express improved slightly and the commercial travel sector increased its profit by more than 40%. Miramar Travel, its group tour business arm, joined forces with an industry veteran and Miramar reduced its shareholding to 54%. With a series of marketing activities under an innovative style of operation, marked improvement is expected for its travel business.

The outlook for the next financial year for Miramar as a whole is optimistic.



"I have been travelling to Hong Kong for 15 years and each time I have stayed at the Miramar because of its great location and superb facilities. It really has become a 'home away from home', and the staff have become a part of the family!"

Mr Edward Grant
Miramar Hotel guest
Ohio, USA

Financial Review

Management Discussion and Analysis

The following comments should be read in conjunction with the Company's audited financial statements and the related notes thereto.

In preparing the financial statements for the year ended 30 June 2006, the Group has adopted the new and revised Hong Kong Financial Reporting Standards, including all applicable Hong Kong Accounting Standards and relevant Interpretations. Applicable prior year adjustments have also been made to the 2005 financial statements. The resulting effects of the changes in accounting policies and presentation are detailed in note 3 to the financial statements.

Turnover and Profit

For the year ended 30 June 2006, the Group's turnover amounted to HK$1,147.1 million, a decrease of HK$147.3 million or 11.4% over that for the previous year. The decrease in turnover was mainly attributable to reduced revenue contributions by the infrastructure and the others segments.

The profit attributable to equity shareholders of the Company amounted to HK$3,667.2 million for the year, an increase of HK$159.5 million or 4.5% over that for the year before. Earnings per share were HK$1.28 (2005 re-stated: HK$1.25).

The underlying profit for the year, excluding the unrealized surplus on revaluation of investment properties (net of deferred tax), was HK$2,066.1 million or a decrease of 6.9%. Based on the underlying profit, the earnings per share were HK$0.72 (2005 re-stated: HK$0.79).

Property Leasing

The overall rental property market continued to remain healthy in Hong Kong during the year. Property leasing revenue of the Group amounted to HK$613.8 million. This represented an increase of HK$4.0 million or 0.7% over the amount of HK$609.8 million for the previous year and accounted for 53.5% of the Group's turnover. Profit contribution of this business segment for the year amounted to HK$1,344.3 million, an increase of HK$115.3 million or 9.4% over the re-stated amount of HK$1,229.0 million for the previous year. Excluding the unrealized surplus on revaluation of investment properties (before deferred taxation and minority interests) amounting to HK$1,014.9 million (2005: HK$890.3 million), the underlying profit contribution of this business segment for the year decreased by HK$9.3 million or 2.7% to HK$329.4 million. The decrease was due to higher repair and maintenance costs incurred during the year.

Hotel

Revenue from hotel operations amounted to HK$95.3 million in the year under review as against HK$99.3 million for the previous year, a decrease of HK$4.0 million or 4.0%, while the profit contribution from this segment for the year increased by 25.4% to HK$35.6 million, as compared with the re-stated amount of HK$28.4 million for the year before. The increase in profit contribution was mainly attributable to better cost management during the year.

Infrastructure

Revenue from the investment in infrastructure projects in Mainland China that is mainly operated through China Investment Group Limited, amounted to HK$136.4 million, a decrease of HK$99.1 million or 42.1%. The decrease was mainly due to reduced traffic volume of a toll bridge in Hangzhou as a result of repair and maintenance work during the year. Profit contribution from this segment for the year decreased by HK$70.3 million or 46.2% to HK$81.8 million.

Others

The segment revenue of other business activities of the Group including department stores operation, security guard services and information technology services decreased by HK$48.2 million or 13.8% to HK$301.6 million for the year under review. This was mainly attributable to the reduced revenue contribution from the information technology services and the security service operations. The segment result showed a loss of HK$9.1 million (compared to a loss of HK$4.4 million for 2005) before the inclusion of the impairment loss on goodwill arising from the privatization of Henderson Cyber Limited of HK$161.8 million as described in the following paragraph.

Privatisation of Subsidiary

As a result of the privatisation of Henderson Cyber Limited, the Group recorded an impairment loss of HK$161.8 million.

Associates

The Group's share of profits less losses of associates net of taxation amounted to HK$2,489.1 million. This represented an increase of HK$97.0 million or 4.1% as compared with the re-stated amount of HK$2,392.1 million for the previous year. Excluding the unrealized surplus on revaluation of investment properties (net of deferred tax), the Group's share of underlying profits less losses of associates amounted to HK$1,749.7 million as against HK$1,868.6 million for the year before.

In particular, the Group's share of after tax profits from the three listed associates amounted to approximately HK$2,380.1 million for the year as against the re-stated amount of HK$2,213.1 million for the previous year. Excluding the unrealized surplus on revaluation of investment properties (net of deferred tax), the Group's share of profits less losses of the three listed associates amounted to HK$1,726.5 million as against HK$1,786.2 million for the year before. The slight decrease in such underlying profits was due to a smaller number of units in a property development project which were sold during the year, as compared with that for the year earlier.

Issue of New Shares

On 18 April 2006, pursuant to a placing agreement, a subsidiary of Henderson Land Development Company Limited, the Company's holding company, sold 230 million existing shares of the Company at the placing price of HK$13.55 per share. Pursuant to the placing agreement, the Company then issued 230 million new shares to Henderson Land Development Company Limited at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription. The new shares represented approximately 8.2% of the Company's then existing issued share capital and about 7.5% of its issued share capital as enlarged by the subscription.

Financial Resources and Liquidity

(a) Net Borrowings and Gearing

At 30 June 2006, the aggregate amount of the Group's bank loans and borrowings amounted to HK$113.9 million (2005: HK$262.6 million). The maturity profiles of the Group's bank loans and borrowings were as follows:

	At 30 June 2006 **HK$ million**	At 30 June 2005 re-stated HK$ million
Bank loans and borrowings repayable:		
Within 1 year	**87.8**	126.9
After 1 year but within 2 years	**20.6**	50.0
After 2 years but within 5 years	**5.5**	85.7
Total bank loans and borrowings	**113.9**	262.6
Deduct: Cash at bank and in hand	**5,177.0**	2,800.2
Total net bank deposits	**5,063.1**	2,537.6
Shareholders' Funds	**27,652.6**	21,516.5
Gearing Ratio (%)	**Nil**	Nil

Calculated on the basis of total net bank borrowings as a ratio of shareholders' funds at 30 June 2006, the Group's gearing ratio was nil (2005: Nil) as it is in a net cash position.

	Year ended 30 June 2006 HK$ million	Year ended 30 June 2005 re-stated HK$ million
Profit from operations plus Group's share of the underlying profits less losses of associates (after excluding the unrealized surplus on revaluation of investment properties)	2,410.4	2,818.5
Interest expenses (before capitalization of interest)	10.0	13.0
Interest cover (number of times)	241.0	216.8

Interest cover is measured by reference to (a) the Group's profit from operations plus the Group's share of profits less losses of associates (after excluding the unrealized surplus on revaluation of investment properties) and (b) the interest expenses before capitalization of interest. On this basis the Group's interest cover for the year was 241.0 times, compared to 216.8 times for the year before.

The Group is in a strong financial position by having (a) a large capital base; (b) a net cash position; and (c) high interest cover. With abundant committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as future expansion.

During the year, apart from the privatization of Henderson Cyber Limited, the Group did not undertake any significant acquisition or disposal of assets outside of its core business.

(b) Treasury & Financial Management

The Group's financing and treasury activities were centrally managed at the corporate level. Bank loans and borrowings facilities of the Group are principally of floating rate in nature obtained from international banks in Hong Kong. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaged in infrastructural projects in Mainland China.

(c) Future Plans of Material Investments or Capital Assets

At 30 June 2006, capital commitments of the Group amounted to HK$34.2 million (2005: HK$21.3 million).

Contingent Liabilities

Contingent liabilities of the Group amounted to HK$30.1 million at 30 June 2006 (2005: HK$33.6 million). These mainly comprised guarantees given by the Company to commercial banks to secure banking facilities granted to the group companies.

Employees

At 30 June 2006, the Group had about 1,500 (2005: 1,500) full-time employees. The remuneration of employees was in line with the market trend and commensurable with the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employee costs for the year amounted to HK$201.1 million (2005: HK$228.6 million).

Five Year Financial Summary

	2002 HK$ million	2003 HK$ million	2004 HK$ million	2005 re-stated HK$ million	**2006 HK$ million**
Profit attributable to shareholders *(note 1)*	1,780.2	1,565.3	2,129.9	3,507.7	**3,667.2**
Underlying profit attributable to shareholders *(note 2)*	1,780.2	1,565.3	1,829.1	2,220.4	**2,066.1**
Fixed assets (including investment properties) *(notes 1 and 4)*	5,730.1	5,417.1	5,394.8	5,686.4	**6,695.7**
Interests in associates *(note 1)*	13,787.2	12,872.8	13,139.5	13,715.6	**16,243.0**
Inventories	326.0	270.4	286.3	288.2	**309.5**
Net debt *(note 3)*	896.0	0.0	0.0	0.0	**0.0**
Consolidated net asset value attributable to equity shareholders *(note 1)*	19,882.1	19,249.4	20,031.9	21,516.5	**27,652.6**
Net debt to consolidated net asset value	4.5%	0.0%	0.0%	0.0%	**0.0%**
	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	0.63	0.56	0.76	1.25	**1.28**
Underlying earnings per share	0.63	0.56	0.65	0.79	**0.72**
Dividends per share	0.22	0.22	0.23	0.28	**0.28**
Consolidated net asset value per share	7.06	6.83	7.11	7.64	**9.07**

Notes:

(1) *2005 figures were re-stated pursuant to the adoption of new and revised Hong Kong Financial Reporting Standards as explained in note 3 to the financial statements. Figures for 2004 and prior years were not restated as management considered that it would be impracticable to do so.*

(2) *These figures were calculated based on profit attributable to shareholders of the Company and adjusted by excluding the fair value gain of investment properties of the Group and the associates (net of deferred tax and minority interests).*

(3) *Net debt represents the total of bank borrowings, bank overdraft and other loans minus cash and bank balances.*

(4) *Fixed assets exclude toll highway operation rights.*

Underlying earnings / dividends per share


HK$
1.0
0.8
0.6
0.4
0.2
0
0.63
0.22
0.56
0.22
0.65
0.23
0.79
0.28
0.72
0.28
02'
03'
04'
05'
06'
Underlying earnings
Dividends

Consolidated net asset value per share


HK$
1.0
0.8
0.6
0.4
0.2
0
7.06
6.83
7.11
7.64
9.07
02'
03'
04'
05'
06'

Net debt to consolidated net asset value


%
5
4
3
2
1
0
4.5
0
0
0
0
02'
03'
04'
05'
06'

Maturity profile of the Group's bank loans and borrowings at 30 June 2006


After 2 years but within 5 years
After 1 year but within 2 years
5%
18%
77%
Within 1 year

Corporate Governance Report

The Board of Directors of the Company (the "Board") is pleased to present the Corporate Governance Report of the Company for the year ended 30 June 2006.

A) Commitment to Corporate Governance

The Company acknowledges the importance of good corporate governance practices and procedures and regards a pre-eminent board of directors, sound internal controls and accountability to all shareholders as the core elements of its corporate governance principles. The Company endeavours to ensure that its businesses are conducted in accordance with rules and regulations, and applicable codes and standards.

B) Corporate Governance Practices

During the financial year ended 30 June 2006, the Company applied all those principles as set out in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Code"), which became applicable to the Company in respect of the year under review, and complied with the relevant code provisions in the Code, with the exception of one deviation as set out under the paragraphs on "Board of Directors" below. The application of the relevant principles is stated in the following paragraphs.

C) Board of Directors

a) Responsibilities

The Board has the responsibility for management of the Company, which includes formulating business strategies, and directing and supervising the Company's affairs, approving interim reports and annual reports, announcements and press releases of interim and final results, considering dividend policy, and approving the issue, allotment or disposal or grant of options in respect of unissued new shares or debentures of the Company. The Board makes board policy decisions and has delegated the responsibility for detailed considerations to the standing committee of the Board (the "Standing Committee").

The day-to-day management, administration and operation of the Company are delegated to the management. The Board gives clear directions to the management as to their powers of management, and circumstances in which the management should report back.

All Directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. The Non-executive Directors and Independent Non-executive Directors may take independent professional advice at the Company's expense in carrying out their functions, after making a request to the Board.

b) *Board Composition*

The Board currently comprises twenty members, as detailed below:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman)*	Woo Po Shing	Gordon Kwong Che Keung
Lee Ka Kit	Philip Yuen Pak Yiu	Ko Ping Keung
Colin Lam Ko Yin	Leung Hay Man	Wu King Cheong
Lee Ka Shing	Jackson Woo Ka Biu	
Lee Tat Man	*(as alternate to Woo Po Shing)*	
Suen Kwok Lam		
Lee King Yue		
Eddie Lau Yum Chuen		
Li Ning		
Patrick Kwok Ping Ho		
Lau Chi Keung		
Augustine Wong Ho Ming		
Sit Pak Wing		

The biographical details of the Directors are set out on pages 45 to 48 of this Annual Report. In particular, Dr. Lee Shau Kee is the father of Lee Ka Kit and Lee Ka Shing, father-in-law of Li Ning and the brother of Lee Tat Man. Sir Po-shing Woo is the father of Jackson Woo Ka Biu. Save as aforesaid, none of the members of the Board is related to one another.

The term of office of all Non-executive Directors (including Independent Non-executive Directors) was fixed for a specific term until 31 December 2007. They are subject to retirement by rotation and re-election at the Company's Annual General Meeting ("AGM") in accordance with the Articles of Association of the Company ("Articles").

During the year ended 30 June 2006, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one Independent Non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received in writing confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the management and free of any relationship that could materially interfere with the exercise of their independent judgment. The Board considers that each of the Non-executive Directors and Independent Non-executive Directors brings his/her own relevant expertise to the Board.

The roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

c) *Appointment and Re-election of Directors*

The Board is empowered under the Articles to appoint any person as a Director to fill a casual vacancy on or as an additional member of the Board. Only the most suitable candidates who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence would be recommended to the Board for selection.

During the year ended 30 June 2006, the Board considered and approved the resignation of Ho Wing Fun as Executive Director upon retirement with effect from 1 July 2006.

In accordance with the Company's Articles, new appointments to the Board are subject to re-election by shareholders at the upcoming AGM. Furthermore, the nearest one-third of the Directors will retire from office by rotation but are eligible for re-election by shareholders at the AGM and the Board will ensure that every Director is subject to retirement by rotation at least once every three years.

d) *Board Meetings*

i) Number of Meetings and Directors' Attendance

The Board meets from time to time to discuss and exchange ideas on the affairs of the Company. During the year ended 30 June 2006, the Board held six meetings to approve interim/final results announcements and interim/annual reports, to determine the level of dividends, and to discuss significant issues and the general operation of the Company. The attendance of the Directors is set out in the table on page 32.

ii) Practices and Conduct of Meetings

Notices of regular Board meetings are given to all Directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

The Company Secretary of the Company is responsible to take and keep minutes of all Board meetings and committee meetings. Draft minutes are normally circulated to Directors for comment within a reasonable time after each meeting and the final version is open for Directors' inspection.

D) Board Committees

The Board has set up three main Board Committees, namely, the Standing Committee, the Audit Committee and the Remuneration Committee, for overseeing particular aspects of the Company's affairs. The Standing Committee of the Board operates as a general management committee with delegated authority from the Board. The terms of reference of the Audit Committee and the Remuneration Committee are no less exacting than those set out in the Code.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expenses.

a) *Audit Committee*

The Audit Committee was established in December 1998 and reports to the Board. The members of the Audit Committee are:

Independent Non-executive Directors	Non-executive Director
Gordon Kwong Che Keung *(Chairman)*	Leung Hay Man
Ko Ping Keung	
Wu King Cheong	

The Chairman has the appropriate professional qualifications as required under the Listing Rules. None of the members of the Audit Committee is a former partner of the Company's existing external auditors. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The terms of reference of the Audit Committee are available on the Company's website.

The Audit Committee held two meetings during the year ended 30 June 2006. The major work performed by the Audit Committee for the year ended 30 June 2006 included reviewing and recommending the re-appointment of external auditors, approving the terms of engagement (including the remuneration) of the external auditors, reviewing the unaudited interim report and interim results announcement, reviewing the audited financial statements and final results announcement for the year ended 30 June 2006, reviewing the work of the Group's internal audit department and assessing the effectiveness of the Group's systems of risk management and internal control.

b) *Remuneration Committee*

The Remuneration Committee which was established in January 2005 comprises:

Executive Directors	**Independent Non-executive Directors**
Lee Shau Kee *(Chairman)*	Gordon Kwong Che Keung
Colin Lam Ko Yin	Ko Ping Keung
	Wu King Cheong

Each member is sufficiently experienced and is appropriately skilled in the issues of determining executive compensations in public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the specific duties of making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management. The terms of reference of the Remuneration Committee are available on the Company's website.

The Remuneration Committee met once during the year ended 30 June 2006. The major work performed by the Remuneration Committee for the year ended 30 June 2006 included reviewing the salary structure of the employees of the Company as well as the remuneration of senior management staff. The Committee also reviewed the remuneration of the Directors with reference to the remuneration level of directors of comparable companies in the market.

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Listing Rules are set out in note 14 to the financial statements on page 77. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board with reference to the Directors' duties and responsibilities and subject to a review by the Remuneration Committee.

c) *Attendance Record at Board, Audit and Remuneration Committees' Meetings*

The attendance of the individual Director at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 30 June 2006 is set out in the following table:

	No. of meetings attended/No. of meetings held		
	Board	Audit Committee	Remuneration Committee
Executive Directors:			
Lee Shau Kee *(Chairman)*	[1]4/6	N/A	1/1
Lee Ka Kit	[1]4/6	N/A	N/A
Colin Lam Ko Yin	6/6	N/A	1/1
Lee Ka Shing	[1]4/6	N/A	N/A
Lee Tat Man	[1]4/6	N/A	N/A
Ho Wing Fun *(resigned upon retirement on 1 July 2006)*	[1]4/6	N/A	N/A
Suen Kwok Lam	6/6	N/A	N/A
Lee King Yue	[1]4/6	N/A	N/A
Eddie Lau Yum Chuen	6/6	N/A	N/A
Li Ning	[1]4/6	N/A	N/A
Patrick Kwok Ping Ho	6/6	N/A	N/A
Lau Chi Keung	6/6	N/A	N/A
Augustine Wong Ho Ming	6/6	N/A	N/A
Sit Pak Wing	6/6	N/A	N/A
Non-executive Directors:			
Woo Po Shing	[2]4/6	N/A	N/A
Philip Yuen Pak Yiu	4/6	N/A	N/A
Leung Hay Man	6/6	2/2	N/A
Independent Non-executive Directors:			
Gordon Kwong Che Keung	6/6	2/2	1/1
Ko Ping Keung	3/6	2/2	1/1
Wu King Cheong	6/6	2/2	1/1

Remarks: 1. *Out of the six meetings of the Board, one Board meeting was to consider the proposed privatisation of Henderson Cyber Limited by the Company and The Hong Kong and China Gas Company Limited and another Board meeting was to consider the proposed privatisation of the Company by Henderson Land Development Company Limited. Absence of the relevant Director in the relevant meeting(s) of the Board was due to his relevant interest in the respective proposed privatisations.*

2. *Four meetings were attended by his alternate, Mr. Jackson Woo Ka Biu.*

E) Directors' Responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements for the financial year ended 30 June 2006, which give a true and fair view of the state of affairs of the Company and of the Group at that date and of the Group's results and cash flows for the year then ended and are properly prepared on the going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Auditors' Report on page 50.

F) Auditors' Remuneration

For the year ended 30 June 2006, the Auditors of the Company and its subsidiaries would receive approximately HK$2.9 million for audit services (2005: HK$3.3 million) and HK$0.1 million for non-audit services (2005: Nil). The non-audit services rendered were to review the financial information in relation to the privatisation of Henderson Cyber Limited.

G) Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiries, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

H) Internal Controls

The Board is responsible for ensuring sound and effective internal control systems to safeguard the shareholders' investment and the Company's assets. The Company has from time to time reviewed the effectiveness of the internal control systems in order to ensure that they meet with the dynamic and ever changing business environment.

The Internal Audit Department of the Company, which reports directly to the Audit Committee and is independent of the Company's daily operations, is responsible for conducting regular audit on the major activities of the Company. Its objective is to ensure that all material controls, including financial, operational and compliance controls and risk management functions are in place and functioning effectively. During the year, the Board has reviewed the effectiveness of the Group's internal control systems through the Internal Audit Department and the Audit Committee.

I) Shareholder Rights and Investor Relations

The Articles contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be published in newspapers on the business day following the shareholders' meeting and posted on the websites of the Stock Exchange and the Company.

The general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board and the chairmen of all the Board Committees, or in their absence, other members of the respective Committees, are available to answer questions at the shareholders' meetings.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintains regular communication and dialogue with shareholders, investors and analysts. Enquiries from investors are dealt with in an informative and timely manner.

As a channel to further promote effective communication, the Group maintains a website at **http://www.hld.com** where the Company's announcements, business developments and operations, financial information, corporate governance practices and other information are posted.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited financial statements for the year ended 30 June 2006.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

An analysis of the Group's revenue and results by business and geographical segments is set out in note 8 to the financial statements on pages 69 to 73.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30 June 2006 are set out on pages 98 to 101.

Financial Statements

The profit of the Group for the year ended 30 June 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 51 to 109.

Dividends

An interim dividend of HK$0.13 per share was paid on 27 April 2006. The Directors have recommended the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 12 December 2006.

Property, Plant and Equipment

Particulars of the movements in property, plant and equipment during the year are set out in note 19 to the financial statements on pages 81 and 82.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30 June 2006 are set out in note 30 to the financial statements on page 91.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefore, are set out in note 31 to the financial statements on page 92.

Reserves

Particulars of the movements in reserves during the year are set out on page 54.

Share Placement

On 18 April 2006, 230,000,000 existing ordinary shares in the Company were placed at a price of HK$13.55 per share (the "Placing Price") through a share placement arrangement ("Share Placement") and the Company subsequently issued 230,000,000 new ordinary shares ("New

Shares"), with a view to strengthening the capital base of the Company. The placees included professional and institutional investors, corporate entities and individuals who were not connected persons of the Company. The Placing Price represented a discount of approximately 7.2% to the closing price of HK$14.60 per share in the Company as quoted on The Stock Exchange of Hong Kong Limited on 18 April 2006.

The New Shares represented approximately 8.2% of the issued share capital of the Company prior to the Share Placement. The issue price for the New Shares was approximately HK$13.492 per share, which is equivalent to the Placing Price less expenses and commissions of the Share Placement. A net amount of approximately HK$3,100 million in aggregate after expenses was received.

The Directors consider that the placing and the subscription will further strengthen the capital base of the Company. The Directors intend to use the net proceeds of the Share Placement to expand the Company's business including acquisition of investment properties.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on pages 26 and 27.

Investment Properties

Particulars of investment properties of the Group are set out on page 9.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 14 to the financial statements on page 77.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

Executive Directors

Dr. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit
(Vice Chairman)
Colin Lam Ko Yin
(Vice Chairman)
Lee Ka Shing
(Vice Chairman)
Lee Tat Man
Ho Wing Fun
(resigned upon retirement on 1 July 2006)
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors

Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Mr. Ho Wing Fun resigned as Executive Director upon retirement on 1 July 2006. The Directors would like to express their gratitude to Mr. Ho for his support, devotion and invaluable contribution to the Company.

Mr. Colin Lam Ko Yin, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming and Mr. Leung Hay Man will retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2006, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,075,859,007		2,110,638,943	69.26
	Lee Ka Kit	1				2,075,859,007	2,075,859,007	68.12
	Lee Ka Shing	1				2,075,859,007	2,075,859,007	68.12
	Li Ning	1		2,075,859,007			2,075,859,007	68.12
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
	Ho Wing Fun	4	1,100				1,100	0.00
Henderson Land Development Company Limited	Lee Shau Kee	5			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	5				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	5				1,122,938,300	1,122,938,300	61.88
	Li Ning	5		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	6	498,000				498,000	0.03
	Lee King Yue	7	42,900		19,800		62,700	0.00
	Ho Wing Fun	8	100				100	0.00
	Lau Chi Keung	9	2,200				2,200	0.00
	Woo Ka Biu, Jackson	10		2,000			2,000	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	11	3,226,174		2,202,973,776		2,206,199,950	40.05
	Lee Ka Kit	11				2,202,973,776	2,202,973,776	39.99
	Lee Ka Shing	11				2,202,973,776	2,202,973,776	39.99
	Li Ning	11		2,202,973,776			2,202,973,776	39.99
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	12				111,636,090	111,636,090	31.33
	Lee Ka Shing	12				111,636,090	111,636,090	31.33
	Li Ning	12		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Leung Hay Man	14	2,250				2,250	0.00

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	15			255,188,250		255,188,250	44.21
	Lee Ka Kit	15				255,188,250	255,188,250	44.21
	Lee Ka Shing	15				255,188,250	255,188,250	44.21
	Li Ning	15		255,188,250			255,188,250	44.21
	Woo Po Shing	16	2,705,000		2,455,000		5,160,000	0.89
Henderson Development Limited	Lee Shau Kee	17			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	18			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	19	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	17				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	18				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	19				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	17				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	18				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	19				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	17		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	18		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	19		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
China Investment Group Limited	Woo Ka Biu, Jackson	20			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	21			5,000		5,000	4.49
	Woo Po Shing	22			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	23			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	24			100		100	100.00
	Lee Ka Kit	24				100	100	100.00
	Lee Ka Shing	24				100	100	100.00
	Li Ning	24		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	25			3,240		3,240	80.00
	Lee Ka Kit	25				3,240	3,240	80.00
	Lee Ka Shing	25				3,240	3,240	80.00
	Li Ning	25		3,240			3,240	80.00
Shellson International Limited	Lee Ka Kit	26			25	75	100	100.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

Share Option Schemes

The Company and its subsidiaries have no share option schemes.

Arrangements to Purchase Shares or Debentures

At no time during the year ended 30 June 2006 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2006, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,075,859,007	68.12
Riddick (Cayman) Limited (Note 1)	2,075,859,007	68.12
Hopkins (Cayman) Limited (Note 1)	2,075,859,007	68.12
Henderson Development Limited (Note 1)	2,070,243,859	67.94
Henderson Land Development Company Limited (Note 1)	2,070,243,859	67.94
Kingslee S.A. (Note 1)	2,070,243,859	67.94
Banshing Investment Limited (Note 1)	802,854,200	26.35
Markshing Investment Limited (Note 1)	602,168,418	19.76
Covite Investment Limited (Note 1)	363,328,900	11.92
Person other than Substantial Shareholders:		
Gainwise Investment Limited (Note 1)	217,250,000	7.13

Notes:

1. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *Mr. Lee King Yue was the beneficial owner of these shares.*

4. *Mr. Ho Wing Fun was the beneficial owner of these shares.*

5. *Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 38.46% held by Henderson Investment Limited ("HI"). HI was 67.94% held by HL which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 11 and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

6. *Mr. Lee Tat Man was the beneficial owner of these shares.*

7. *Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

8. *Mr. Ho Wing Fun was the beneficial owner of these shares.*

9. *Mr. Lau Chi Keung was the beneficial owner of these shares.*

10. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

11. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,202,973,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 475,277,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

12. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

13. *Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.*

14. *Mr. Leung Hay Man was the beneficial owner of these shares.*

15. *Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited ("Miramar") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

16. *Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.*

17. *These shares were held by Hopkins as trustee of the Unit Trust.*

18. *These shares were held by Hopkins as trustee of the Unit Trust.*

19. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.*

20. *These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.*

21. *These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.*

22. *These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.*

23. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.*

24. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.*

25. *Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

26. *Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

Interests in Contracts and Connected Transactions

During the year under review, the Group entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land") made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of the Company, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offered Rate ("HIBOR") quoted by banks. As at 30 June 2006, an amount of approximately HK$120.2 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) The management agreements and the construction agreements for the management and development of the Group's properties previously entered into between the Company and certain subsidiaries of Henderson Land still subsisted at the financial year end.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the above transactions and contracts as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's holding company, Henderson Land.

(2) The Company had the following connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements since each of the applicable percentage ratios under Rule 14A.32 of the Listing Rules was less than 2.5%:

(i) Henderson Cyber Limited ("Henderson Cyber") was privatised by the Company and The Hong Kong and China Gas Company Limited ("China Gas"), an associated company of the Company. Upon the completion of the privatisation on 8 December 2005, Henderson Cyber was owned as to 78.69% by the Company and 21.31% by China Gas through their respective subsidiaries.

As announced on 16 August 2005, the joint arrangement between the Company and China Gas for payment by the Company and China Gas of 78.69% and 21.31% respectively of the total consideration paid for the cancellation of the scheme shares of the privatisation of Henderson Cyber constituted a connected transaction. The aggregate consideration paid by the Company under this arrangement amounted to approximately HK$252.53 million.

(ii) As announced on 3 April 2006, Nickwell Investments Limited ("Nickwell"), Raytek Investments Limited ("Raytek") and Wise Link Investments Limited ("Wise Link"), being wholly-owned subsidiaries of Promise Good Limited, in which a subsidiary of the Company has a 60% beneficial interest and Shining Gold Limited, a wholly-owned subsidiary of Min Xin Holdings Limited which was listed on the Hong Kong Stock Exchange owned the remaining 40%, entered into a sale and purchase agreement as vendors on 29 March 2006 for the sale of a 65% beneficial interest in Ningbo Nickwell Highway Development Company Limited ("Ningbo

Nickwell") owned by Nickwell, a 65% beneficial interest in Ningbo Rayter Highway Development Company Limited ("Ningbo Rayter") owned by Raytek and a 65% beneficial interest in Ningbo Wise Link Highway Development Company Limited ("Ningbo Wise Link") owned by Wise Link to Fenghua Transportation Investment Co., Ltd. (奉化市交通投資公司) ("Fenghua Transportation"), a state-owned enterprise of the Fenghua People's Government, The People's Republic of China ("PRC") at the consideration of RMB70 million (approximately HK$67.65 million) (the "Sale and Purchase"). Pursuant to the said agreement, Fenghua Transportation agreed to undertake the repayment of the bank loans which amounted to RMB181.7 million (approximately HK$175.59 million) (the "Undertaking").

Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link (collectively the "Joint Venture Companies") had 25-year rights to develop and operate certain parts of the province expressway together with the respective ancillary facilities in the PRC. Fenghua Transportation was a substantial shareholder having a 35% interest in each of the Joint Venture Companies and thus was a connected person of the Company under the Listing Rules. The Sale and Purchase and the Undertaking therefore constituted a connected transaction of the Company.

(3) On 12 April 2006, a subsidiary of Henderson Cyber ("Henderson Cyber Subsidiary") entered into a cancellation agreement with a subsidiary of Henderson Land ("Henderson Land Subsidiary"), the holding company of the Company at a nominal consideration of HK$10 paid by Henderson Cyber Subsidiary to Henderson Land Subsidiary so that both parties were released from obligations to enter into a formal lease on the terms set out in the agreement dated 28 June 2000 and made by Henderson Cyber Subsidiary as intending tenant and Henderson Land Subsidiary as intending landlord and that the initial deposit of HK$2,514,600 was refunded by Henderson Land Subsidiary to Henderson Cyber Subsidiary. Despite being a connected transaction, the entering into of the cancellation agreement which was a de minimus transaction of the Company under Rule 14A.31(2)(a) of the Listing Rules was exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

(4) The material related party transactions set out in note 42 to the financial statements on page 97 constitute continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30 June 2006 and as at 30 June 2006 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong. As those companies which might have competing businesses with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive directors, has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

Except for the Share Placement in April 2006 by the Company, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Major Customers and Suppliers

For the financial year ended 30 June 2006:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 23 to 25.

Retirement Benefits Scheme

Details of the retirement benefits schemes participated by the Group's employees are shown in note 37 to the financial statements on page 94.

Revolving Credit Agreement with Covenants of the Controlling Shareholders

As disclosed in the Company's announcement dated 17 September 2004, a wholly-owned subsidiary of Henderson Land Development Company Limited ("HL") and a wholly-owned subsidiary of the Company, as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amounts (the "Facility") from a syndicate of banks under the respective several guarantees given by HL and the Company.

In connection with the Facility, it will be an event of default if HL ceases to own and control at least 51% of the issued equity share capital of the Company or if either the Company or HL ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

A resolution for the re-appointment of Deloitte Touche Tohmatsu as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 28 to 33.

On behalf of the Board
Lee Shau Kee
Chairman

Hong Kong, 21 September 2006

Biographical Details of Directors and Senior Management

Executive Directors

Dr. LEE Shau Kee *DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 77, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1975 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Land Development Company Limited ("Henderson Land"), the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. Dr. Lee is the brother of Mr. Lee Tat Man, the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit aged 43, National Committee Member of Political Consultative Conference, the People's Republic of China, has been an Executive Director and Vice Chairman of the Company since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the business of Henderson Land Group in the People's Republic of China since 1985. Mr. Lee is also the vice chairman of Henderson Development Limited ("Henderson Development"), and Henderson Land Development Company Limited ("Henderson Land"), as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development and Henderson Land which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin *BSc, ACIB, MBIM, FCILT*, aged 55, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 33 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited ("Henderson Land") as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Since October 2003, Mr. Lam has been a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing aged 35, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Land Development Company Limited ("Henderson Land") as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lee is a director of Henderson Development, Henderson Land, Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

LEE Tat Man aged 69, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 30 years and is also a director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited, Henderson Land and Kingslee S.A. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee.

SUEN Kwok Lam *MH, FHIREA*, aged 59, has been an Executive Director of the Company since July 1999. He joined Henderson Land Group in 1997. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE King Yue aged 80, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 50 years. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). Mr. Lee is a director of Henderson Land, Kingslee S.A., Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited and Gainwise Investment Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Yum Chuen, Eddie aged 60, has been an Executive Director of the Company since 1988. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LI Ning *BSc, MBA*, aged 49, has been an Executive Director of the Company since 1990. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Land Development Company Limited ("Henderson Land") as well as a director of Hong Kong Ferry (Holdings) Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son-in-law of Dr. Lee Shau Kee and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 54, has been an Executive Director since 1988. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited ("Henderson Land"). Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LAU Chi Keung *MH, JP, FRICS, FHKIS, ACIArb*, aged 57, has been an Executive Director of the Company since 1995. He joined Henderson Land Group in 1981. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 34 years' experience in property development. Mr. Lau was appointed as Justice of the Peace in 2001, and was awarded the Medal of Honour in 2005, by the Government of the Hong Kong Special Administrative Region.

WONG Ho Ming, Augustine *MSc, FHKIS, MRICS, MCIArb, RPS (GP)*, aged 45, has been an Executive Director of the Company since 1997. He joined Henderson Land Group in 1996. He is a registered professional surveyor and has over 22 years' experience in property appraisal, dealing and development.

SIT Pak Wing *ACIS, FHIREA*, aged 58, has been an Executive Director of the Company since May 2001. He joined Henderson Land Group in 1991. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management.

Non-executive Directors

Sir Po-shing WOO *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 77, has been a Director of the Company since 1972 and was re-designated as a Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Land Development Company Limited ("Henderson Land") and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Land and Henderson Development Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

YUEN Pak Yiu, Philip aged 70, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor of The Supreme Court of England and Wales and of Hong Kong and a partner of the firm of Yung, Yu, Yuen & Co. He has over 40 years' experience in legal practice in Hong Kong.

LEUNG Hay Man *FRICS, FCIArb, FHKIS*, aged 72, has been a Director of the Company since 1977 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

WOO Ka Biu, Jackson *MA (Oxon)*, aged 44, has been the Alternate Director to Sir Po-shing Woo, Director of the Company, since July 2000 and was re-designated as Non-executive Director in 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. He is a director of Kailey Group of Companies. He holds an MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Independent Non-executive Directors

KWONG Che Keung, Gordon *FCA*, aged 57, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of Henderson Land Development Company Limited ("Henderson Land") and a number of other Hong Kong listed companies. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Professor KO Ping Keung *PhD, FIEEE, FHKIE, JP*, aged 55, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of University of California at Berkeley and Beijing University and Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is an independent non-executive director of Henderson Land Development Company Limited, which has discloseable interests in the Company under the provisions of the Securities and Future Ordinance.

WU King Cheong *BBS, JP*, aged 55, has been an Independent Non-executive Director of the Company since 2005. Mr. Wu is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Land Development Company Limited ("Henderson Land"), Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. Henderson Land has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Senior Management

HUI Lee Wo *MBA, FCCA, FCPA*, aged 48, joined the Henderson Land Group in 1986 and was appointed Qualified Accountant of the Company in March 2004. He graduated from Hong Kong Polytechnic and obtained a master degree in business administration from Heriot-Watt University. He is also a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Financial Statements

Auditors' Report

Deloitte.
德勤

TO THE MEMBERS OF
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 51 to 109 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

21 September 2006

Consolidated Income Statement

for the year ended 30 June 2006

	Note	2006 HK$ million	2005 re-stated HK$ million
Turnover	7	**1,147.1**	1,294.4
Direct operating costs		**(501.8)**	(591.8)
Gross profit		**645.3**	702.6
Other income	9	**139.3**	97.7
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	10	**(161.8)**	—
Profit for the year of disposal group	34	**11.2**	—
Selling and distribution costs		**(61.2)**	(55.4)
Administrative expenses		**(186.8)**	(172.1)
Profit from operations before fair value gain of investment properties		**386.0**	572.8
Fair value gain of investment properties		**1,014.9**	890.3
Profit from operations after fair value gain of investment properties		**1,400.9**	1,463.1
Finance costs	11	**(10.0)**	(13.0)
Share of results of associates		**2,489.1**	2,392.1
Amortisation of goodwill		**—**	(74.1)
Negative goodwill released to income		**—**	6.3
Profit before taxation		**3,880.0**	3,774.4
Taxation	12	**(184.9)**	(201.0)
Profit for the year	13	**3,695.1**	3,573.4
Attributable to:			
Shareholders of the Company		**3,667.2**	3,507.7
Minority interests		**27.9**	65.7
Profit for the year		**3,695.1**	3,573.4
Dividends	16	**818.8**	704.4
Earnings per share	*17(a)*	**HK$1.28**	HK$1.25
Adjusted earnings per share	*17(b)*	**HK$0.72**	HK$0.79

	2006 HK$ million	2005 HK$ million
Dividends represent:		
Interim paid in respect of 2006 of HK13 cents (2005: HK13 cents) per share	**396.2**	366.3
Final paid in respect of 2005 of HK15 cents (2004: HK12 cents) per share	**422.6**	338.1
	818.8	704.4

Balance Sheets

at 30 June 2006

	Note	The Group 2006 HK$ million	The Group 2005 re-stated HK$ million	The Company 2006 HK$ million	The Company 2005 HK$ million
Non-current assets					
Investment properties	*18*	**6,058.0**	5,000.7	**—**	—
Property, plant and equipment	*19*	**637.7**	685.7	**—**	—
Prepaid lease payments	*20*	**63.3**	80.6	**—**	—
Toll highway operation rights	*21*	**171.1**	561.5	**—**	—
Investments in subsidiaries	*22*	**—**	—	**2,158.0**	2,158.0
Interests in associates	*23*	**16,243.0**	13,715.6	**164.2**	164.2
Other financial assets	*24*	**412.7**	379.4	**—**	4.9
Deferred tax assets	*25*	**3.2**	—	**—**	—
		23,589.0	20,423.5	**2,322.2**	2,327.1
Current assets					
Inventories	*26*	**309.5**	288.2	**—**	—
Debtors, deposits and prepayments	*24(d)*	**280.4**	351.1	**9.7**	10.0
Amounts due from affiliates	*27*	**142.4**	129.4	**13,881.5**	10,486.1
Pledged bank deposits	*36*	**20.2**	20.2	**—**	—
Bank balances and cash	*36*	**5,156.8**	2,780.0	**0.3**	0.2
		5,909.3	3,568.9	**13,891.5**	10,496.3
Assets classified as held for sale	*34*	**378.6**	—	**—**	—
		6,287.9	3,568.9	**13,891.5**	10,496.3
Current liabilities					
Creditors and accrued expenses	*28*	**281.0**	281.3	**5.5**	5.0
Amounts due to affiliates	*29*	**65.9**	146.1	**228.6**	269.7
Taxation		**81.6**	185.3	**—**	—
Borrowings	*30*	**57.5**	93.1	**—**	—
Bank overdraft	*36*	**30.3**	33.8	**—**	—
		516.3	739.6	**234.1**	274.7
Liabilities associated with assets classified as held for sale	*34*	**240.3**	—	**—**	—
		756.6	739.6	**234.1**	274.7
Net current assets		**5,531.3**	2,829.3	**13,657.4**	10,221.6
		29,120.3	23,252.8	**15,979.6**	12,548.7

Balance Sheets

at 30 June 2006

	Note	The Group 2006 HK$ million	The Group 2005 re-stated HK$ million	The Company 2006 HK$ million	The Company 2005 HK$ million
Capital and reserves					
Share capital	*31*	**609.5**	563.5	**609.5**	563.5
Reserves	*32*	**27,043.1**	20,953.0	**15,370.1**	11,985.2
Equity attributable to equity holders of the Company		**27,652.6**	21,516.5	**15,979.6**	12,548.7
Minority interests		**627.5**	744.8	**—**	—
Total equity		**28,280.1**	22,261.3	**15,979.6**	12,548.7
Non-current liabilities					
Borrowings	*30*	**26.1**	135.7	**—**	—
Deferred tax liabilities	*25*	**693.9**	554.7	**—**	—
Amount due to a fellow subsidiary	*33*	**120.2**	301.1	**—**	—
		840.2	991.5	**—**	—
		29,120.3	23,252.8	**15,979.6**	12,548.7

The financial statements on pages 51 to 109 were approved and authorised for issue by the Board of Directors on 21 September 2006 and are signed on its behalf by:

Lee Shau Kee

Lee Tat Man

Directors

Consolidated Statement of Changes in Equity

for the year ended 30 June 2006

	Attributable to equity holders of the Company									
	Share capital HK$ million	Property revaluation reserve HK$ million *(Note)*	Capital reserve HK$ million	Investment revaluation reserve HK$ million	Share premium account HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
At 1 July 2004										
As previously reported	563.5	1,294.0	12.9	—	6,158.6	338.1	11,664.9	20,032.0	755.8	20,787.8
Effect of change in accounting policies (note 3)	—	(1,294.0)	—	—	—	—	(24.8)	(1,318.8)	—	(1,318.8)
As re-stated	563.5	—	12.9	—	6,158.6	338.1	11,640.1	18,713.2	755.8	19,469.0
Profit for the year and total recognised income	—	—	—	—	—	—	3,507.7	3,507.7	65.7	3,573.4
Final dividend paid	—	—	—	—	—	(338.1)	—	(338.1)	—	(338.1)
Interim dividend paid	—	—	—	—	—	—	(366.3)	(366.3)	—	(366.3)
Acquisition of additional interests in subsidiaries	—	—	—	—	—	—	—	—	(43.3)	(43.3)
Final dividend proposed	—	—	—	—	—	422.6	(422.6)	—	—	—
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	(33.4)	(33.4)
At 30 June 2005	563.5	—	12.9	—	6,158.6	422.6	14,358.9	21,516.5	744.8	22,261.3
At 1 July 2005										
As previously reported	563.5	1,313.8	12.9	—	6,158.6	422.6	14,381.2	22,852.6	744.8	23,597.4
Effect of change in accounting policies (note 3)	—	(1,313.8)	—	—	—	—	96.6	(1,217.2)	—	(1,217.2)
As re-stated	563.5	—	12.9	—	6,158.6	422.6	14,477.8	21,635.4	744.8	22,380.2
Gain on available-for-sale investments	—	—	—	53.7	—	—	—	53.7	—	53.7
Revaluation increase, net of deferred tax	—	12.0	—	—	—	—	—	12.0	3.2	15.2
Total income recognised directly in equity	—	12.0	—	53.7	—	—	—	65.7	3.2	68.9
Profit for the year and total recognised income	—	—	—	—	—	—	3,667.2	3,667.2	27.9	3,695.1
Shares issued	46.0	—	—	—	3,070.5	—	—	3,116.5	—	3,116.5
Transaction costs attributable to issue of shares	—	—	—	—	(13.4)	—	—	(13.4)	—	(13.4)
Acquisition of additional of interests in subsidiaries	—	—	—	—	—	—	—	—	(90.7)	(90.7)
Final dividend paid	—	—	—	—	—	(422.6)	—	(422.6)	—	(422.6)
Interim dividend paid	—	—	—	—	—	—	(396.2)	(396.2)	—	(396.2)
Dividend paid to minority shareholders	—	—	—	—	—	—	—	—	(57.7)	(57.7)
Final dividend proposed	—	—	—	—	—	457.1	(457.1)	—	—	—
At 30 June 2006	609.5	12.0	12.9	53.7	9,215.7	457.1	17,291.7	27,652.6	627.5	28,280.1

Note: The balance of property revaluation reserve of the Group at 30 June 2006 represents the revaluation reserve arising from the transfer of previous owner-occupied property to investment property and such revaluation reserve is frozen upon the transfer and will be transferred to retained profits when the relevant properties are disposed of.

Consolidated Cash Flow Statement

for the year ended 30 June 2006

	2006 HK$ million	2005 re-stated HK$ million
Operating activities		
Profit before taxation	3,880.0	3,774.4
Adjustments for:		
Amortisation of goodwill	—	74.1
Amortisation of toll highway operation rights	15.6	34.7
Depreciation	53.1	57.7
Dividends from investments	(6.7)	(10.1)
Fair value gain of investment properties	(1,014.9)	(890.3)
Finance costs	10.0	13.0
Impairment loss on debtors	1.3	5.7
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	161.8	—
Impairment loss on available-for-sale investments	0.3	—
Impairment loss on property, plant and equipment	4.5	—
Interest income	(124.2)	(52.8)
Loss on disposal of property, plant and equipment	7.8	2.1
Negative goodwill released to income	—	(6.3)
Release of prepaid lease payments	1.7	1.7
Share of results of associates	(2,489.1)	(2,392.1)
Unrealised holding gain on investments in securities	—	(26.0)
Write back of allowance for completed properties for sale	(19.5)	—
Operating cash flows before movements in working capital	481.7	585.8
Increase in inventories	(4.2)	(2.6)
Decrease in completed properties for sale	2.4	0.5
Decrease/(increase) in debtors, deposits and prepayments	90.0	(92.7)
Increase in creditors and accrued expenses	1.0	57.2
Cash generated from operations	570.9	548.2
Income taxes paid	(155.8)	(64.1)
Interest paid	(10.0)	(13.0)
Net cash from operating activities	405.1	471.1

Consolidated Cash Flow Statement

for the year ended 30 June 2006

	2006 HK$ million	2005 re-stated HK$ million
Investing activities		
Dividends received from associates and available-for-sale investments/investments in securities	**901.9**	938.2
Interest received	**123.8**	53.5
Purchase of investment properties	**—**	(0.1)
Purchase of property, plant and equipment	**(28.4)**	(22.8)
Payments to acquire additional interest in a subsidiary	**(252.5)**	(50.9)
Payments to acquire additional interests in associates	**(814.6)**	(23.7)
Payments to acquire investments in securities	**—**	(0.4)
Payments to acquire available-for-sale investments	**(1.0)**	—
Proceeds from disposal of property, plant and equipment	**0.2**	0.2
Proceeds from disposal of investments in securities	**—**	40.8
Decrease/(increase) in amounts due from investee companies	**1.0**	(0.1)
(Increase)/decrease in amounts due from associates	**(4.1)**	85.4
(Increase)/decrease in amounts due from minority shareholders	**(9.9)**	3.6
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	**—**	0.1
Net cash (used in)/from investing activities	**(83.6)**	1,023.8
Financing activities		
Dividends paid to shareholders	**(818.8)**	(704.2)
Dividends paid to minority shareholders	**(57.7)**	(33.4)
(Repayment to)/advance from a fellow subsidiary	**(180.9)**	229.2
Repayment to minority shareholders	**(8.9)**	(4.0)
(Repayment to)/advance from associates	**(1.7)**	2.5
Share issued, net of expenses	**3,103.1**	—
New bank and other loans raised	**33.6**	—
Repayment of bank and other loans	**(9.4)**	(53.3)
Net cash from/(used in) financing activities	**2,059.3**	(563.2)
Net increase in cash and cash equivalents	**2,380.8**	931.7
Cash and cash equivalents at beginning of the year	**2,746.2**	1,814.5
Cash and cash equivalents at end of the year	**5,127.0**	2,746.2
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**5,156.8**	2,780.0
Bank balances and cash attributable to a disposal group	**0.5**	—
Bank overdrafts	**(30.3)**	(33.8)
	5,127.0	2,746.2

1. General

The Company is a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its immediate holding company is Henderson Land Development Company Limited, a public limited liability company also incorporated in Hong Kong with its shares listed on the Stock Exchange. Its ultimate holding company is Henderson Development Limited, a private limited liability company incorporated in Hong Kong.

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The address of the registered office and the principal place of business of the Company is disclosed in the corporate information of the annual report.

The financial statements are presented in Hong Kong dollars. The Company's functional currency is mainly Hong Kong dollars, while the functional currency of the subsidiaries registered in the People's Republic of China (the "PRC") is Renminbi.

2. Application of new and revised Hong Kong financial reporting standards/changes in accounting policies

In the current year, the Group and the Company has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, balance sheets and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates has been changed. The changes in presentation have been applied retrospectively.

As disclosed in the financial statements for the year ended 30 June 2005, the Group had elected early adoption on HKAS 40 *Investment property*, HK Int 21 *Income taxes – Recovery of revalued non-depreciable assets* and HK Int 1 *The appropriate accounting policies for infrastructure facilities*. In current year, the Group has adopted, where relevant, all remaining new and revised HKFRSs that are currently in issue and effective for the financial year beginning on 1 July 2005.

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

In the current year, the Group has applied the transitional provisions of HKFRS 3 Business combinations to goodwill acquired in business combinations for which the agreement date was before 1 January 2005. The principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions of associates prior to 1 January 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included in interests in associates amounted to HK$1,272.2 million, the Group has continued amortising such goodwill till 30 June 2005 and discontinued amortising such goodwill from 1 July 2005 onwards. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures have not been re-stated (see note 3 for the financial impact).

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 January 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3 and derecognised negative goodwill on 1 July 2005 of HK$118.9 million previously presented as a deduction from interests in associates, with a corresponding increase in retained profits as at 1 July 2005.

Non-current assets held for sale and discontinued operations

HKFRS 5 *Non-current assets held for sale and discontinued operations* requires non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets (or disposal group) are available for immediate sale in its present condition.

2. Application of new and revised Hong Kong financial reporting standards/changes in accounting policies *(cont'd)*

Non-current assets held for sale and discontinued operations (cont'd)

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amounts and fair values less costs to sell.

The transitional provisions of HKFRS 5 applied prospectively. Accordingly, the Group shall not reclassify or re-present amount presented for non-current assets or for the assets and liabilities of disposal groups classified as held for sale in the consolidated balance sheet for prior years.

Hotel properties

In previous years, hotel properties of the Group were carried at revalued amounts and no depreciation was provided on hotel properties held on leases of more than twenty years. It was the Group's practice to maintain its hotel properties in a continual state of sound repairs and maintenance. In the current year, the Group has applied HKAS 16 *Property, plant and equipment.* HKAS 16 requires the residual value of the hotel properties to be measured as the amount the Group would currently obtain from disposal of the hotel properties, after deducting the estimated costs of disposal, if the hotel properties were already of the age and in the condition expected at the end of their respective useful lives.

Upon application of HKAS 16 and Hong Kong Interpretation 2 *The appropriate policies for hotel properties* (which was withdrawn during the year), the Group reviewed the residual values of its hotel properties, depreciation is provided on hotel properties and these changes are accounted for as a change in accounting policy in accordance with HKAS 8 *Accounting policies, changes in accounting estimates and errors.* Deferred taxation relating to hotel properties has also been re-stated. Comparative figures have been re-stated (see note 3 for the financial impact).

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model, and properties held for development were stated at the cost of acquisition to the Group together with any attributable expenses less any identified impairment losses, where appropriate. In the current year, the Group has applied HKAS 17 *Leases.* Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see note 3 for the financial impact).

Financial instruments

In the current year, the Group has applied HKAS 32 *Financial instruments: Disclosure and presentation* and HKAS 39 *Financial instruments: Recognition and measurement.* HKAS 32 requires retrospective application. The application of HKAS 32 has no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30 June 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in profit or loss. Held-to-maturity investments are carried at amortised cost less impairment losses (if any). From 1 July 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured, are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

2. Application of new and revised Hong Kong financial reporting standards/changes in accounting policies *(cont'd)*

Financial instruments (cont'd)

Financial assets and financial liabilities other than debt and equity securities

From 1 July 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss ("other financial liabilities")". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

The application of HKAS 39 has had no material effect on the results of the previous and current years.

Interests in associates

During the year, the associates of the Group applied a number of new HKFRSs issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005, certain of which require retrospective application. Comparative figures have been re-stated (see note 3 for the financial impact).

3. Summary of the effects of the changes in accounting policies

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior year are as follows:

	2006		
	HKAS 16 & HKAS 17 HK$ million	HKFRS 3 HK$ million	Total HK$ million
Increase in depreciation and amortisation	(8.5)	—	(8.5)
Increase in share of results of associates	10.4	—	10.4
Decrease in amortisation of goodwill	—	74.1	74.1
Decrease in negative goodwill released to income	—	(6.3)	(6.3)
Decrease in deferred tax	0.8	—	0.8
Increase in profit	2.7	67.8	70.5

	2005
	HKAS 16 & HKAS 17 HK$ million
Increase in depreciation and amortisation (included in administrative expenses)	(8.6)
Increase in share of results of associates	10.1
Decrease in deferred tax (included in taxation)	1.0
Increase in profit	2.5

3. Summary of the effects of the changes in accounting policies *(cont'd)*

The cumulative effects of the application of the new HKFRSs as at 30 June 2005 and 1 July 2005 are summarised below:

	At 30 June 2005 originally stated HK$ million	Effect of HKAS 1 HK$ million	Effect of HKAS 16 & HKAS 17 HK$ million	At 30 June 2005 re-stated HK$ million	Effect of HKAS 39 HK$ million	Effect of HKFRS 3 HK$ million	At 1 July 2005 re-stated HK$ million
Property, plant and equipment	1,274.0	—	(588.3)	685.7	—	—	685.7
Prepaid lease payments	—	—	82.3	82.3	—	—	82.3
Interests in associates	14,556.8	—	(841.2)	13,715.6	—	118.9	13,834.5
Investments in securities	241.6	—	—	241.6	(241.6)	—	—
Held-to-maturity investments	—	—	—	—	11.5	—	11.5
Available-for-sale investments	—	—	—	—	230.1	—	230.1
Deferred tax liabilities	(565.8)	—	11.1	(554.7)	—	—	(554.7)
Total effects on assets and liabilities		—	(1,336.1)		—	118.9	
Property valuation reserve*	1,313.8	—	(1,313.8)	—	—	—	—
Retained profits	14,381.2	—	(22.3)	14,358.9	—	118.9	14,477.8
Minority interests	—	744.8	—	744.8	—	—	744.8
Total effects on equity		744.8	(1,336.1)		—	118.9	
Minority interests	744.8	(744.8)	—	—	—	—	—

The financial effects of the application of the new HKFRSs to the Group's equity at 1 July 2004 are summarised below:

	As originally stated HK$ million	Effect of HKAS 16 & HKAS 17 HK$ million	As re-stated HK$ million
Property revaluation reserve	1,294.0	(1,294.0)	—
Retained profits	11,664.9	(24.8)	11,640.1

The Group and the Company has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the financial statements of the Group and the Company, except for HKAS 39 and HKFRS 4 (Amendments) which require all financial guarantee contract to be initially measured at fair value. The directors consider the impact resulting from this amendment cannot be reasonably estimated as at the balance sheet date.

3. Summary of the effects of the changes in accounting policies *(cont'd)*

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

[1] *Effective annual periods beginning on or after 1 January 2007.*

[2] *Effective annual periods beginning on or after 1 January 2006.*

[3] *Effective annual periods beginning on or after 1 December 2005.*

[4] *Effective annual periods beginning on or after 1 March 2006.*

[5] *Effective annual periods beginning on or after 1 May 2006.*

[6] *Effective annual periods beginning on or after 1 June 2006.*

4. Significant accounting policies

The financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with new HKFRSs issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Companies Ordinance.

The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

4. Significant accounting policies *(cont'd)*

Acquisition of additional interest in a subsidiary

When the Group increases its interest in an enterprise that is already an entity controlled by the Company, goodwill arising on such acquisition represents the difference between the consideration paid for the additional interest and the book value of the net assets of the subsidiary attributable to the additional interest acquired.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 July 2001 continues to be held in reserves and will be charged to the retained profits at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 July 2001 with agreement dated before 31 December 2004 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the interests in associates. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions for which the agreement date is on or after 1 January 2005, represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition, is initially recognised as an asset at cost and is subsequently measured at cost less impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

As goodwill arising from the acquisition of associates is included in the carrying amount of an investment in an associate and which is not separately recognised, it is not tested for impairment separately by applying the requirements for impairment testing goodwill in HKAS 36 Impairment of assets. Instead, the entire carrying amount of the investment in an associate is tested under HKAS 36 for impairment, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, whenever application of the requirements in HKAS 39 indicates that the investment may be impaired. In determining the value in use of the investment, the Group estimates: (a) its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds on the ultimate disposal of the investment; or (b) the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.

On subsequent disposal of a subsidiary and an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in note 2 above, the discount on acquisitions arising on acquisition of associates as at 1 July 2005 has been derecognised with a corresponding adjustment to the Group's retained earnings.

Revenue recognition

Revenue is measured at the fair values of the consideration received or receivable.

Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

4. Significant accounting policies *(cont'd)*

Revenue recognition (cont'd)

The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

Sale of goods from the retail business is recognised when goods are delivered and title of goods passes to the purchaser.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investment income and dividend income from investments are recognised when the rights to receive payment have been established.

Income from hotels and restaurants and management services are recognised when the relevant services are provided.

Income from security guard services/consultancy service and commission income are recognised when services are provided.

Toll fee income is recognised on a cash receipt basis.

Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

Revenue from the provision of internet and telecommunication services is recognised at the time when the services are rendered.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the Group.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

4. Significant accounting policies *(cont'd)*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset is included in the profit or loss in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Toll highway operation rights

Toll highway operation rights are stated at cost less subsequent accumulated amortisation and accumulated impairment losses.

Amortisation are provided to write off the cost of toll highway operation rights using the straight-line method over the operating periods ranging from 25 years to 33 years.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights using the straight-line method are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are classified as prepaid lease payments under operating leases, which are carried at cost and released to income statement over the lease term on a straight-line basis.

Inventories

Goods for retails, catering stocks and trading goods

Goods for retails, catering stocks and trading goods are stated at the lower of cost and net realisable value. Costs, which comprise all costs of purchase, are calculated on the weighted average cost method.

Completed properties for sale

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

4. Significant accounting policies *(cont'd)*

Financial instruments (cont'd)

Financial assets

The Group's financial assets are classified into one of the three categories, including loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amounts due from subsidiaries, associates, minority shareholders and investee companies, bank deposits, and bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. At each balance sheet date subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

The Group's financial liabilities including creditors, amounts due to subsidiaries, associates and minority shareholders and borrowings are subsequently measured at amortised cost using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

4. Significant accounting policies *(cont'd)*

Financial instruments (cont'd)

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

Impairment – other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Development costs

Research and development costs, including website/portal development costs, are charged to the profit or loss as incurred, except in so far as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and amortised on a straight-line basis written off over the life of the project from the date of commencement of commercial operation.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes and mandatory provident fund scheme are charged as an expense as they fall due.

4. Significant accounting policies *(cont'd)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from the profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. Critical accounting judgments and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of property, plant and equipment

The Group assesses annually whether property, plant and equipment have any indication of impairment in accordance with the relevant accounting policies. The recoverable amounts of property, plant and equipment have been determined based on value in uses calculation. This calculation requires the use of estimation on future operating cash flows and discount rate adopted in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Fair value of investment properties

Investment properties are stated at fair value based on the valuation performed by independent professional valuers. In determining the fair value, the valuers have based on a method of valuation which involves certain estimates. In relying on the valuation report, the directors of the Company have exercised their judgment and are satisfied that the method of valuation is reflective of the current market conditions.

6. Financial risk management objectives and policies

The Group's major financial instruments include equity investments, debtors, instalments receivable, bank balances and cash, creditors, amounts due from/to related parties and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Cash flow interest rate risk

The Group's interest rate risk relates primarily to variable-rate bank borrowings which exposed the Group to cash flow interest rate risk (see note 30). The Group currently does not have an interest rate hedging policy. However, the management monitors closely the interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

Currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong dollars. The Group bank loans are mainly related to the infrastructure projects in the PRC, and which are denominated in Renminbi. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's foreign currency exchange rate exposures in connection with its borrowings. As a whole, the core operations of the Group can be considered as not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the current year.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 30 June 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual debtor at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high-credit-ratings assigned by international credit rating agencies.

In order to minimise the credit risk, the management of the Company has also closely monitored the receivable due from the associates and investee companies and implemented monitoring procedures to ensure that follow-up action is taken to recover the outstanding balances.

Other than the above, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

Price risk

The Group's available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to security price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Liquidity risk

The objective of the Group is to maintain a balance between the continuity of funding and the flexibility through the use of bank borrowings and advances from related parties. In addition, banking facilities have been put in place for general funding purposes.

7. Turnover

	2006 HK$ million	2005 HK$ million
Hotel operation	**95.3**	99.3
Information technology services income	**56.8**	83.8
Rental income	**613.8**	609.8
Sale of properties	**3.6**	1.6
Security guard services	**64.8**	98.5
Toll fee income	**136.4**	235.5
Others	**176.4**	165.9
	1,147.1	1,294.4

8. Business and geographical segments

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operation and management
Infrastructure	—	infrastructure project investment
Others	—	investment holding, sale of properties, provision of cleaning and security guard services, department store operation and management, retail business and provision of information technology services

Segment information about these businesses is presented below:

2006

	Property leasing HK$ million	Hotel operation HK$ million	Infrastructure HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Income and results						
Turnover	613.8	95.3	136.4	301.6	—	1,147.1
Other income	3.8	0.2	1.0	3.4	—	8.4
External income	617.6	95.5	137.4	305.0	—	1,155.5
Inter-segment income	19.8	—	—	6.6	(26.4)	—
Total income	637.4	95.5	137.4	311.6	(26.4)	1,155.5

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$ million	Hotel operation HK$ million	Infrastructure HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Segment results	1,344.3	35.6	81.8	(170.9)	—	1,290.8
Interest income	—	—	9.9	114.3	—	124.2
Dividend income from listed investments	—	—	—	6.7	—	6.7
Profit for the year of disposal group	—	—	11.2	—	—	11.2
Unallocated corporate expenses						(32.0)
Finance costs						(10.0)
Share of results of associates						2,489.1
Profit before taxation						3,880.0
Taxation						(184.9)
Profit for the year						3,695.1

8. Business and geographical segments *(cont'd)*

Business segments (cont'd)

2006

	Property leasing HK$ million	Hotel operation HK$ million	Infrastructure HK$ million	Others HK$ million	Consolidated HK$ million
Balance sheet					
Assets					
Segment assets	6,316.7	276.4	1,214.5	451.5	8,259.1
Interests in associates					16,243.0
Amounts due from associates					46.1
Unallocated corporate assets					5,328.7
Consolidated total assets					29,876.9
Liabilities					
Segment liabilities	87.0	23.0	270.5	124.2	504.7
Amounts due to associates					0.8
Unallocated corporate liabilities					1,091.3
Consolidated total liabilities					1,596.8
Other information					
Capital additions	—	0.8	11.1	16.5	28.4
Amortisation of toll highway operation rights	—	—	15.6	—	15.6
Depreciation	—	8.5	20.5	24.1	53.1
Impairment loss on debtors	0.4	0.6	—	0.3	1.3
Impairment loss on available-for-sale investments	—	—	—	0.3	0.3
Impairment loss on property, plant and equipment	—	—	—	4.5	4.5
Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries	—	—	—	161.8	161.8
Loss on disposal of property, plant and equipment	—	—	—	7.8	7.8
Release of prepaid lease payments	—	1.1	—	0.6	1.7

8. Business and geographical segments *(cont'd)*

***Business segments** (cont'd)*

2005

	Property leasing HK$ million	Hotel operation HK$ million	Infrastructure HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated re-stated HK$ million
Income and results						
Turnover	609.8	99.3	235.5	349.8	—	1,294.4
Other income	4.6	0.1	1.9	2.2	—	8.8
External income	614.4	99.4	237.4	352.0	—	1,303.2
Inter-segment income	26.3	—	—	3.6	(29.9)	—
Total income	640.7	99.4	237.4	355.6	(29.9)	1,303.2

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$ million	Hotel operation HK$ million	Infrastructure HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated re-stated HK$ million
Segment results	1,229.0	28.4	152.1	(4.4)	—	1,405.1
Interest income	—	—	10.8	42.0	—	52.8
Dividend income from listed investments	—	—	—	5.4	—	5.4
Dividend income from unlisted investments	—	—	—	4.7	—	4.7
Unrealised holding gain on investments in securities	—	—	—	26.0	—	26.0
Unallocated corporate expenses						(30.9)
Finance costs						(13.0)
Share of results of associates						2,392.1
Amortisation of goodwill						(74.1)
Negative goodwill released to income						6.3
Profit before taxation						3,774.4
Taxation						(201.0)
Profit for the year						3,573.4

8. Business and geographical segments *(cont'd)*

***Business segments** (cont'd)*

2005

	Property leasing HK$ million	Hotel operation HK$ million	Infrastructure HK$ million	Others HK$ million	Consolidated re-stated HK$ million
Balance sheet					
Assets					
Segment assets	5,255.0	279.1	1,253.6	431.7	7,219.4
Interests in associates					13,715.6
Amounts due from associates					42.0
Unallocated corporate assets					3,015.4
Consolidated total assets					23,992.4
Liabilities					
Segment liabilities	79.2	18.6	20.1	150.3	268.2
Amounts due to associates					2.5
Unallocated corporate liabilities					1,460.4
Consolidated total liabilities					1,731.1
Other information					
Capital additions	0.1	1.9	1.6	19.3	22.9
Amortisation of toll highway operation rights	—	—	34.7	—	34.7
Depreciation	—	8.1	20.7	28.9	57.7
Impairment loss on debtors	1.7	(0.2)	—	4.2	5.7
Loss on disposal of property, plant and equipment	—	—	2.1	—	2.1
Release of prepaid lease payments	—	1.1	—	0.6	1.7

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, cleaning and security guard services, and information technology services are carried out in Hong Kong. Infrastructure and retail business are carried out in other regions of the PRC.

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

2006

	Hong Kong HK$ million	**PRC HK$ million**	**Consolidated HK$ million**
Turnover	**1,010.7**	**136.4**	**1,147.1**
Other income	**6.4**	**2.0**	**8.4**
External income	**1,017.1**	**138.4**	**1,155.5**

8. Business and geographical segments *(cont'd)*

Geographical segments (cont'd)

2005

	Hong Kong HK$ million	PRC HK$ million	Consolidated re-stated HK$ million
Turnover	1,058.9	235.5	1,294.4
Other income	6.9	1.9	8.8
External income	1,065.8	237.4	1,303.2

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

2006

	Hong Kong HK$ million	**PRC HK$ million**	**Consolidated HK$ million**
Carrying amount of total assets	**28,536.6**	**1,340.3**	**29,876.9**
Additions to property, plant and equipment	**17.3**	**11.1**	**28.4**

2005

	Hong Kong HK$ million	PRC HK$ million	Consolidated re-stated HK$ million
Carrying amount of total assets	22,627.8	1,364.6	23,992.4
Addition to investment properties	0.1	—	0.1
Additions to property, plant and equipment	21.2	1.6	22.8

Segmental information for the principal associates of the Group are shown on pages 103 to 109.

9. Other income

	2006 HK$ million	2005 HK$ million
Compensation for early termination of tenancy agreements	0.4	0.3
Dividend income from listed investments	6.7	5.4
Dividend income from unlisted investments	—	4.7
Exchange gain, net	0.5	0.1
Interest income *(note)*	124.2	52.8
Sponsorship fee	1.4	1.4
Sundry income	6.1	7.0
Unrealised holding gain on investments in securities	—	26.0
	139.3	97.7

Note: Included in interest income is an amount of HK$8.9 million (2005: HK$9.8 million) from deferred instalments receivable.

10. Impairment loss on goodwill arising from acquisition of additional interests in subsidiaries

After assessing the prospects of the various business segments of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, Henderson Land Development Company Limited, the immediate holding company of the Company, The Hong Kong and China Gas Company Limited ("Hong Kong China Gas"), an associate of the Company, Henderson Cyber and the Company jointly announced in August 2005 the privatisation of Henderson Cyber by Hong Kong China Gas and the Company, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8 December 2005. In view of the cash flow forecast and the expected synergies of the privatisation of Henderson Cyber, the directors considered that the goodwill arising on the extinguishments of the relevant shares of Henderson Cyber by acquisition of additional interest in Henderson Cyber by the Company amounting to HK$161.8 million was proved to be impaired.

11. Finance costs

	2006 HK$ million	2005 HK$ million
Interest on:		
Bank loans and overdrafts wholly repayable within five years	9.0	11.5
Other borrowings wholly repayable within five years	1.0	1.5
	10.0	13.0

12. Taxation

	2006 HK$ million	2005 re-stated HK$ million
The charge comprises:		
Current tax		
Hong Kong	57.5	57.2
Other regions in the PRC	12.1	28.1
	69.6	85.3
(Over)underprovision in prior year		
Hong Kong	(17.5)	(3.5)
Other regions in the PRC	—	0.4
	(17.5)	(3.1)
Deferred tax *(note 25)*		
Current year	132.8	118.8
	184.9	201.0

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in the PRC are eligible for certain tax holidays and concessions and are exempted from PRC income taxes for the year.

The taxation charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006 HK$ million	2005 re-stated HK$ million
Profit before taxation	3,880.0	3,774.4
Tax at the Hong Kong Profits Tax rate of 17.5%	679.0	660.5
Tax effect of share of results of associates	(435.6)	(418.6)
Tax effect of expenses not deductible for tax purpose	30.9	41.1
Tax effect of income not taxable for tax purpose	(33.8)	(28.7)
Net overprovision in respect of prior years	(17.5)	(3.1)
Tax effect of deferred tax assets not recognised	(0.1)	(7.2)
Tax effect of tax losses not recognised	14.4	8.0
Tax effect of utilisation of tax losses previously not recognised	(25.6)	(36.6)
Tax effect of utilisation of deferred tax assets previously not recognised	(8.4)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(4.7)	(7.5)
Effect of tax exemptions granted to certain PRC subsidiaries	(13.9)	(7.0)
Others	0.2	0.1
Taxation charge for the year	184.9	201.0

13. Profit for the year

	2006 HK$ million	2005 re-stated HK$ million
Profit for the year has been arrived at after charging:		
Amortisation of toll highway operation rights (included in administrative expenses)	**15.6**	34.7
Depreciation	**53.1**	57.7
	68.7	92.4
Auditors' remuneration	**2.9**	3.3
Cost of inventories recognised as an expense	**125.4**	125.8
Cost of properties recognised as an expense	**2.8**	0.5
Impairment loss on debtors	**1.3**	5.7
Impairment loss on available-for-sale investments	**0.3**	—
Impairment loss on property, plant and equipment	**4.5**	—
Loss on disposal of property, plant and equipment	**7.8**	2.1
Minimum leases payments under operating leases in respect of		
Rented premises	**98.7**	90.1
Telecommunications network facilities	**2.7**	3.8
Release of prepaid lease payments	**1.7**	1.7
Staff costs including directors emoluments	**202.5**	230.0
Share of taxation attributable to associates (included in share of results of associates)	**369.8**	488.8
and after crediting:		
Rental from investment properties net of outgoings of HK$109.9 million (2005: HK$104.9 million) *(note a)*	**224.6**	220.5
Other rental income less outgoings *(notes a and b)*	**100.4**	109.3
Written back of allowance for completed properties for sale *(note c)*	**19.5**	—

Notes:

a. *Including contingent rental income of HK$103.8 million (2005: HK$116.7 million) from investment properties and other properties.*

b. *Including rental income of HK$1.9 million (2005: HK$1.8 million) from jointly controlled assets less expenses of HK$0.5 million (2005: HK$0.5 million).*

c. *The directors reviewed the net realisable value of the completed properties for sale by reference to a professional valuation on 30 June 2006 and the allowance previously made is written back during the year.*

14. Directors' emoluments

	Fees HK$'000	Salaries, emoluments and other benefits HK$'000	Contribution to retirement benefits schemes HK$'000	2006 Total emoluments HK$'000
Executive directors				
Lee Shau Kee	60	6,291	—	6,351
Lee Ka Kit	60	—	—	60
Colin Lam Ko Yin	60	—	—	60
Lee Ka Shing	60	—	—	60
Lee Tat Man	20	—	—	20
Ho Wing Fun	20	—	—	20
Suen Kwok Lam	20	—	—	20
Lee King Yue	20	—	—	20
Eddie Lau Yum Chuen	20	—	—	20
Li Ning	20	—	—	20
Patrick Kwok Ping Ho	20	—	—	20
Lau Chi Keung	20	—	—	20
Augustine Wong Ho Ming	20	—	—	20
Sit Pak Wing	20	—	—	20
Non-executive directors				
Woo Po Shing	20	—	—	20
Philip Yuen Pak Yiu	20	—	—	20
Leung Hay Man	20	180	—	200
Independent non-executive directors				
Gordon Kwong Che Keung	20	180	—	200
Ko Ping Keung	55	320	—	375
Wu King Cheong	20	180	—	200
	595	7,151	—	7,746

	Fees HK$'000	Salaries, emoluments and other benefits HK$'000	Contribution to retirement benefits schemes HK$'000	2005 Total emoluments HK$'000
Executive directors				
Lee Shau Kee	40	—	—	40
Lee Ka Kit	40	—	—	40
Colin Lam Ko Yin	40	—	—	40
Lee Ka Shing	40	—	—	40
Lee Tat Man	20	—	—	20
Ho Wing Fun	20	—	—	20
Suen Kwok Lam	20	—	—	20
Lee King Yue	20	—	—	20
Eddie Lau Yum Chuen	20	—	—	20
Li Ning	20	—	—	20
Patrick Kwok Ping Ho	20	—	—	20
Lau Chi Keung	20	—	—	20
Donald Cheung Ping Keung	20	—	—	20
Augustine Wong Ho Ming	20	—	—	20
Sit Pak Wing	20	—	—	20
Non-executive directors				
Woo Po Shing	20	—	—	20
Philip Yuen Pak Yiu	20	50	—	70
Leung Hay Man	20	230	—	250
Independent non-executive directors				
Gordon Kwong Che Keung	20	180	—	200
Alex Wu Shu Chih	20	90	—	110
Ko Ping Keung	40	260	—	300
Wu King Cheong	20	90	—	110
	540	900	—	1,440

14. Directors' emoluments *(cont'd)*

Except for directors' fees of HK$95,000 (2005: HK$100,000) and other emoluments of HK$680,000 (2005: HK$620,000), no emoluments were paid to the independent non-executive directors during the two years ended 30 June 2006.

During the year, the investment property of the Group with a rental value of HK$6,291,000 (2005: Nil) was provided as rent-free accommodation to a director of the Company which has been included in salaries, emoluments and other benefits.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year. There was no contributions to pension schemes for directors during the year.

Certain of the directors received remuneration from the Company's immediate holding company for services provided to the Group headed by the immediate holding company of which the Company is a member. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's immediate holding company and each of that company's subsidiaries.

15. Individuals with highest emoluments

The emoluments of the five highest paid individuals in the Group, none of whom is a director, are as follows:

	2006 HK$ million	2005 HK$ million
Basic salaries, allowances and benefits in kind	5.2	5.2
Contributions to retirement benefit schemes	0.1	0.2
Bonus	0.6	0.6
	5.9	6.0

Their emoluments are within the following bands:

	Number of employees 2006	2005
Bands		
Nil — HK$1,000,000	3	3
HK$1,000,001 — HK$1,500,000	1	1
HK$2,000,001 — HK$2,500,000	1	1
	5	5

16. Dividends

	2006 HK$ million	2005 HK$ million
Interim paid in respect of 2006 of HK13 cents (2005: HK13 cents) per share	396.2	366.3
Final paid in respect of 2005 of HK15 cents (2004: HK12 cents) per share	422.6	338.1
	818.8	704.4

The final dividend of HK15 cents for the year ended 30 June 2006 per share has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

17. Earnings per share

(a) *Reported earnings per share*

The calculation of earnings per share is based on the profit for the year of HK$3,667.2 million (2005: HK$3,507.7 million, re-stated) attributable to the shareholders of the Company and on weighted average number of 2,858,916,436 (2005: 2,817,327,395) ordinary shares in issue during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the two years ended 30 June 2006.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policies shown in notes 2 and 3 above, is as follows:

	Basic	
	2006	2005
	HK$	HK$
Figure before adjustments	**1.26**	1.24
Adjustment arising from change of accounting policies	**0.02**	0.01
Re-stated	**1.28**	1.25

(b) *Adjusted earnings per share*

The calculation of earnings per share excluding fair value gain of investment properties net of deferred tax is based on the profit attributable to equity shareholders of the Company adjusted as follows:

	2006	2005
		re-stated
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	**3,667.2**	3,507.7
Effect of fair value gain of investment properties	**(1,014.9)**	(890.3)
Effect of deferred tax on fair value gain of investment properties	**153.1**	126.6
Effect of share of fair value gain of investment properties net of related deferred taxation of associates	**(739.3)**	(523.6)
Adjusted earnings for calculation of earnings per share	**2,066.1**	2,220.4
Adjusted earnings per share	**HK$0.72**	HK$0.79

18. Investment properties

	The Group 2006 HK$ million	2005 HK$ million
Fair value		
At beginning of the year	**5,000.7**	4,110.3
Additions	**—**	0.1
Transfer from prepaid lease payments	**16.0**	—
Transfer from property, plant and equipment	**26.4**	—
Increase in fair value during the year	**1,014.9**	890.3
At end of the year	**6,058.0**	5,000.7
Representing leasehold properties situated in Hong Kong:		
Long-term	**1,615.9**	1,369.4
Medium-term	**4,442.1**	3,631.3
	6,058.0	5,000.7

The fair value of the Group's investment properties at 30 June 2006 has been arrived at on the basis of a valuation carried out on that date by Messrs DTZ Debenham Tie Leung Limited, independent qualified professional valuers not connected with the Group. Messrs DTZ Debenham Tie Leung are members of the Hong Kong Institute of Surveyors, and have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to Hong Kong Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties, and based on certain valuation assumptions. The resulting increase in fair value of investment properties of HK$1,014.9 million (2005: HK$890.3 million) has been recognised directly in the consolidated income statement.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

All the investment properties of the Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$543.6 million (2005: HK$455.9 million) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the Group's proportionate share in the valuation of the relevant properties.

19. Property, plant and equipment

	Hotel properties HK$ million	Other buildings HK$ million	Bridges HK$ million	Construction in progress HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
The Group						
Cost or valuation						
At 1 July 2004						
As previously reported	750.0	55.0	561.0	0.5	280.8	1,647.3
Prior period adjustments	(452.5)	(30.0)	—	—	—	(482.5)
As re-stated	297.5	25.0	561.0	0.5	280.8	1,164.8
Additions	—	—	—	—	22.8	22.8
Reclassification	—	—	—	(0.5)	0.5	—
Disposals	—	—	(11.7)	—	(18.3)	(30.0)
At 30 June 2005	297.5	25.0	549.3	—	285.8	1,157.6
Additions	—	—	10.5	—	17.9	28.4
Surplus on revaluation	—	18.4	—	—	—	18.4
Reclassified to investment properties	—	(30.1)	—	—	—	(30.1)
Transfer to assets classified as held for sale	—	(3.8)	—	—	(2.0)	(5.8)
Disposals	—	—	—	—	(52.7)	(52.7)
At 30 June 2006	297.5	9.5	559.8	—	249.0	1,115.8
Depreciation and impairment						
At 1 July 2004						
As previously reported	—	10.8	133.1	—	218.9	362.8
Prior period adjustments	81.8	(2.7)	—	—	—	79.1
As re-stated	81.8	8.1	133.1	—	218.9	441.9
Provided for the year	7.4	0.7	19.1	—	30.5	57.7
Eliminated on disposals	—	—	(9.7)	—	(18.0)	(27.7)
At 30 June 2005	89.2	8.8	142.5	—	231.4	471.9
Provided for the year	7.4	0.5	19.0	—	26.2	53.1
Reclassified to investment properties	—	(3.7)	—	—	—	(3.7)
Impairment loss *(note)*	—	—	—	—	4.5	4.5
Transfer to assets classified as held for sale	—	(1.3)	—	—	(1.7)	(3.0)
Eliminated on disposals	—	—	—	—	(44.7)	(44.7)
At 30 June 2006	96.6	4.3	161.5	—	215.7	478.1
Carrying values						
At 30 June 2006	200.9	5.2	398.3	—	33.3	637.7
At 30 June 2005	208.3	16.2	406.8	—	54.4	685.7

19. Property, plant and equipment *(cont'd)*

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the term of the lease or 40 years
Bridges	Over the operating periods
Others	10% to 50%

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The carrying value of properties shown above comprises:

	Hotel properties		Other buildings		Bridges	
	2006	2005	**2006**	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million	**HK$ million**	HK$ million
In Hong Kong						
Long lease	**73.1**	75.7	**—**	—	**—**	—
Medium-term lease	**127.8**	132.6	**4.9**	13.3	**—**	—
Outside Hong Kong						
Long lease	**—**	—	**0.3**	0.4	**—**	—
Medium-term lease	**—**	—	**—**	2.5	**398.3**	406.8
	200.9	208.3	**5.2**	16.2	**398.3**	406.8

Note: During the year, the operating environment of the information technology services was difficult and the operation has been down-sized. Based on the Group's assessment of the recoverable amount of the related assets, which have been determined on the basis of their subsequent selling price, the carrying amount of the data centre and network equipment and facilities were written down by HK$4.5 million.

	Furniture and equipment HK$'000
The Company	
Cost	
At 1 July 2004, 30 June 2005 and 30 June 2006	21
Depreciation	
At 1 July 2004, 30 June 2005 and 30 June 2006	21
Carrying values	
At 30 June 2006 and 30 June 2005	—

20. Prepaid lease payments

	2006 HK$ million	2005 re-stated HK$ million
The Group's prepaid lease payments comprise:		
Leasehold land in Hong Kong:		
Long lease	16.5	16.7
Medium-term lease	48.1	65.6
	64.6	82.3
Analysed for reporting purposes as:		
Current asset (included in debtors, deposits and prepayments)	1.3	1.7
Non-current asset	63.3	80.6
	64.6	82.3

21. Toll highway operation rights

	HK$ million
The Group	
Cost	
At 1 July 2004 and 30 June 2005	789.5
Transfer to assets classified as held for sale	(557.7)
At 30 June 2006	231.8
Amortisation	
At 1 July 2004	193.3
Provided for the year	34.7
At 30 June 2005	228.0
Provided for the year	15.6
Written back to assets classified as held for sale	(182.9)
At 30 June 2006	60.7
Carrying values	
At 30 June 2006	171.1
At 30 June 2005	561.5

The Group's toll highway operation rights are pledged as securities for certain bank loans.

At 30 June 2006, the toll highway operation rights are Maanshan Huan Tong Highway (the "Highway"), that were granted to the Group by The People's Government of Anhui Province (安徽省人民政府) for a period of 25 years since 16 December 1999. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

22. Investments in subsidiaries

	The Company	
	2006	2005
	HK$ million	HK$ million
Unlisted shares, at cost	**2,158.0**	2,158.0

Details of the principal subsidiaries are shown on pages 98 to 101.

23. Interests in associates

	The Group		The Company	
	2006	2005 re-stated	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Unlisted				
Cost of investments	**165.0**	165.0	**164.2**	164.2
Share of post-acquisition profits, net of dividends received	**398.8**	317.8	**—**	—
	563.8	482.8	**164.2**	164.2
Listed in Hong Kong				
Cost of investments	**9,146.1**	8,212.6	**—**	—
Share of post-acquisition profits and reserves, net of dividends received	**6,533.1**	5,861.4	**—**	—
Prior period adjustment on adoption of HKAS 16 (note 3)	**—**	(841.2)	**—**	—
	15,679.2	13,232.8	**—**	—
	16,243.0	13,715.6	**164.2**	164.2
Market value of listed investments	**39,760.4**	36,845.5	**—**	—

Included in the cost of interest in associates is goodwill of HK$2,289.0 million (2005: HK$1,272.2 million) arising on acquisition of associates in prior years. The movement of goodwill is set out below.

23. Interests in associates *(cont'd)*

	The Group HK$ million	The Company HK$ million
Cost		
At 1 July 2004	1,216.8	—
Arising on acquisition of associates	286.0	—
At 30 June 2005	1,502.8	—
Elimination of accumulated amortisation upon the application of HKFRS 3	(230.6)	—
Arising on acquisition of associates	1,016.8	—
At 30 June 2006	2,289.0	—
Amortisation		
At 1 July 2004	164.1	—
Charge for the year	66.5	—
At 30 June 2005	230.6	—
Elimination of accumulated amortisation upon the application of HKFRS 3	(230.6)	—
At 30 June 2006	—	—
Carrying values		
At 30 June 2006	2,289.0	—
At 30 June 2005	1,272.2	—

Until 30 June 2005, goodwill had been amortised over 20 years.

Negative goodwill with carrying amount of HK$118.9 million as at 30 June 2005 (1 July 2004: HK$116.1 million) was presented as deduction from the cost of interests in associates. In prior years, negative goodwill was released to income statement on a straight-line basis of 20 years, representing the remaining weighted average useful life of the depreciable assets acquired. The amount of negative goodwill released to the income statement for the year ended 30 June 2005 was HK$6.3 million. All negative goodwill was derecognised on 1 July 2005 upon the application of HKFRS 3.

The summarised financial information in respect of the Group's associates which are accounted for using the equity method is set out below:

Operating results:

	2006 HK$ million	2005 re-stated HK$ million
Turnover	**12,276.8**	11,010.1
Profit for the year	**6,393.6**	6,238.9

23. Interests in associates *(cont'd)*

Financial position:

	2006 HK$ million	2005 re-stated HK$ million
Non-current assets	**31,841.3**	28,116.4
Current assets	**13,284.6**	9,911.0
Current liabilities	**(5,691.1)**	(7,728.7)
Non-current liabilities	**(10,082.0)**	(4,244.3)
Net assets	**29,352.8**	26,054.4

Details of the principal associates are shown on page 102.

24. Other financial assets

	The Group		The Company	
	2006 HK$ million	2005 HK$ million	**2006 HK$ million**	2005 HK$ million
Investments in securities *(note a)*	**—**	241.6	**—**	—
Held-to-maturity investments *(note b)*	**11.5**	—	**—**	—
Available-for-sale investments *(note c)*	**284.5**	—	**—**	—
Debtors, deposits and prepayments *(note d)*	**116.7**	137.8	**—**	4.9
	412.7	379.4	**—**	4.9

(a) Investments in securities

Investments in securities as at 30 June 2005 are set out below. Upon the application of HKAS 39 on 1 July 2005, investments in securities were reclassified to appropriate categories under HKAS 39 (See note 3 for details).

	Held-to-maturity debt securities HK$ million	Investment securities HK$ million	Other investments HK$ million	Total HK$ million
The Group				
Equity securities				
Listed in Hong Kong	—	—	200.6	200.6
Unlisted	—	7.6	21.9	29.5
	—	7.6	222.5	230.1
Debt securities				
Listed outside Hong Kong	11.5	—	—	11.5
	11.5	7.6	222.5	241.6
Market value of listed securities	11.1	—	200.6	211.7

24. Other financial assets *(cont'd)*

(a) Investments in securities (cont'd)

	Other investments HK$'000
The Company	
Equity securities	
Unlisted	30

(b) Held-to-maturity investments

Upon the application of HKAS 39 on 1 July 2005, investments in debt securities listed outside Hong Kong of HK$11.5 million were reclassified to held-to-maturity investments.

	2006 HK$ million
The Group	
Debt securities listed outside Hong Kong	11.5

The market price of the listed debt securities as at 30 June 2006 amounted to HK$11.1 million. The held-to-maturity investments carry interest at 4.5% per annum and to be matured on 6 March 2032.

(c) Available-for-sale investments

Available-for-sale investments as at 30 June 2006 comprise:

	2006 HK$ million
The Group	
Equity securities:	
Listed in Hong Kong	255.1
Unlisted	29.4
	284.5
Market value of listed securities	255.1

	HK$'000
The Company	
Equity securities	
Unlisted	30

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably. Fair values of listed investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in the PRC. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

24. Other financial assets *(cont'd)*

(d) Debtors, deposits and prepayments

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the Group is as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Under 1 month overdue	**31.2**	115.0
1 to 3 months overdue	**35.3**	16.4
More than 3 months overdue but less than 6 months overdue	**17.0**	4.4
Over 6 months overdue	**100.0**	42.4
Less: accumulated impairment	**(10.5)**	(10.0)
Trade debtors	**173.0**	168.2
Deposits, prepayments and other receivables – current portion	**107.4**	182.9
	280.4	351.1
Deposits, prepayments and other receivables — non-current portion	**116.7**	137.8
	397.1	488.9

At 30 June 2006, included in deposits, prepayments and other receivables of HK$140.4 million (2005: HK$155.4 million) representing the discounted instalment receivables in future arising from the disposal of toll bridges during the year ended 30 June 2004, out of which, HK$23.7 million (2005: HK$22.5 million) was classified as current assets.

The consideration will be received by instalments at RMB28.1 million (equivalent to HK$26.2 million) per annum and RMB16.0 million (equivalent to HK$14.9 million) per annum for the period from 1 June 2003 to 27 October 2010 and from 28 October 2010 to 20 July 2015, respectively. Accordingly, the Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate of 6% for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$175.9 million.

The directors considers the fair values of the debtors as at 30 June 2006 approximate the corresponding carrying amounts.

25. Deferred taxation

The followings are the major deferred tax liabilities (assets) of the Group recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$ million	Gain on disposal of property, plant and equipment HK$ million	Gain on change in fair value of investment properties HK$ million	Tax losses HK$ million	Others HK$ million	Total HK$ million
At 1 July 2004						
As originally stated	36.5	15.2	399.0	(6.6)	1.9	446.0
Effect of adopting HKAS 16 & HKAS 17 *(note 3)*	(10.1)	—	—	—	—	(10.1)
As re-stated	26.4	15.2	399.0	(6.6)	1.9	435.9
(Credit)/charge to income for the year	(1.1)	(0.6)	126.6	(6.1)	—	118.8
At 30 June 2005	25.3	14.6	525.6	(12.7)	1.9	554.7
Charge to property revaluation reserve for the year	—	—	3.2	—	—	3.2
(Credit)/charge to income for the year	(3.9)	(0.7)	153.1	(16.8)	1.1	132.8
At 30 June 2006	21.4	13.9	681.9	(29.5)	3.0	690.7

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2006 HK$ million	2005 HK$ million
Deferred tax assets	**(3.2)**	—
Deferred tax liabilities	**693.9**	554.7
	690.7	554.7

At the balance sheet date, the Group has unused tax losses of approximately HK$1,341.5 million (2005: HK$1,309.2 million). Included in unused tax losses are losses of HK$990.6 million (2005: HK$917.8 million) that had not been agreed with relevant tax authorities. Subject to the agreement of the relevant tax authorities, the tax losses were available for offset against future profits. A deferred tax asset has been recognised in respect of HK$169.0 million (2005: HK$72.8 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,172.5 million (2005: HK$1,236.4 million) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$75.0 million (2005: HK$47.8 million) that can be carried forward to offset against the taxable profit of subsequent year for up to five years from the year in which they were incurred. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group has deductible temporary differences of HK$21.7 million (2005: HK$52.4 million). A deferred tax asset has been recognised in respect of HK$17.9 million (2005: Nil) of such deductible temporary difference. No deferred tax asset has been recognised in relation to the remaining HK$3.8 million (2005: HK$52.4 million) as it is not probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised.

26. Inventories

	The Group	
	2006	2005
	HK$ million	HK$ million
Goods for retails, catering stocks and trading goods	**33.3**	29.1
Completed properties for sale	**276.2**	259.1
	309.5	288.2

Completed properties for sale with a total carrying value of HK$28.4 million (2005: HK$28.4 million) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the Group's proportionate share in the total cost of the relevant properties.

27. Amounts due from affiliates

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Related parties				
Amounts due from subsidiaries	—	—	**13,835.5**	10,444.2
Amounts due from associates	**46.1**	42.0	**46.0**	41.9
Amounts due from investee companies	**5.5**	6.5	—	—
	51.6	48.5	**13,881.5**	10,486.1
Other				
Amounts due from minority shareholders	**90.8**	80.9	—	—
	142.4	129.4	**13,881.5**	10,486.1

The amounts are unsecured, interest-free and repayable on demand.

The directors consider the fair values of the amounts as at 30 June 2006 approximate the corresponding carrying amounts.

28. Creditors and accrued expenses

The aged analysis of trade creditors of the Group included in creditors and accrued expenses by due date is as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Due within 1 month or on demand	**103.0**	123.5
Due after 1 month but within 3 months	**39.2**	43.0
Due after 3 months but within 6 months	**2.8**	3.3
Due after 6 months	**9.4**	7.9
Trade creditors	**154.4**	177.7
Rental deposits and other payables	**126.6**	103.6
Total creditors and accrued expenses	**281.0**	281.3

The directors consider the fair values of the trade and other payables as at 30 June 2006 approximate the corresponding carrying amounts.

29. Amounts due to affiliates

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Related parties				
Amounts due to subsidiaries	**—**	—	**228.6**	269.7
Amounts due to associates	**0.8**	2.5	**—**	—
	0.8	2.5	**228.6**	269.7
Other				
Amounts due to minority shareholders	**65.1**	143.6	**—**	—
	65.9	146.1	**228.6**	269.7

The amounts are unsecured, interest-free and repayable on demand.

The directors consider the fair values of the amounts as at 30 June 2006 approximate the corresponding carrying amounts.

30. Borrowings

	The Group	
	2006	2005
	HK$ million	HK$ million
Secured	**55.6**	228.8
Unsecured	**28.0**	—
	83.6	228.8

The bank borrowings bear interest at prevailing market rates and are repayable as follows:

	2006	2005
	HK$ million	HK$ million
Within one year	**57.5**	93.1
Between one to two years	**20.6**	50.0
Between two to three years	**—**	53.1
Between three to four years	**5.5**	32.6
	83.6	228.8
Less: Amounts due within one year and included in current liabilities	**(57.5)**	(93.1)
Amounts due after one year	**26.1**	135.7

The average effective borrowing rates are ranging from 5.022% to 7.02% (2005: 5.7% to 5.76%) per annum.

The Group's bank loans are denominated in Renminbi.

All the Group's borrowings are at floating rates. The directors consider that the current interest rates represent prevailing market interest rate and, therefore, the fair value of borrowings as at 30 June 2006 estimated by discounting their future cash flows at the prevailing market borrowing rates approximates the corresponding carrying amounts.

31. Share Capital

	2006 HK$ million	2005 HK$ million
Authorised:		
3,600,000,000 (2005: 3,600,000,000) ordinary shares of HK$0.2 each	**720.0**	720.0
Issued and fully paid:		
3,047,327,395 (2005: 2,817,327,395) ordinary shares of HK$0.2 each	**609.5**	563.5

Pursuant to an ordinary resolution passed at the annual general meeting held on 6 December 2004, the authorised share capital of the Company was increased from HK$600 million to HK$720 million by the creation of 600,000,000 shares of HK$0.2 each.

On 18 April 2006, 230,000,000 ordinary shares were placed and issued at HK$13.55 per share to the shareholders of the Company. The net proceed received, net of expenses of HK$13.4 million, on the placement is HK$3,103.1 million. The new ordinary shares rank pari passu to the then existing shares of the Company.

32. Reserves

	Capital reserve HK$ million	Share premium account HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million
The Company					
At 1 July 2004	3.5	6,158.6	338.1	4,895.9	11,396.1
Final dividend paid	—	—	(338.1)	—	(338.1)
Profit for the year	—	—	—	1,293.5	1,293.5
Interim dividend paid	—	—	—	(366.3)	(366.3)
Final dividend proposed	—	—	422.6	(422.6)	—
At 30 June 2005	3.5	6,158.6	422.6	5,400.5	11,985.2
Shares issued	—	3,070.5	—	—	3,070.5
Transaction costs attributable to issue of shares	—	(13.4)	—	—	(13.4)
Final dividend paid	—	—	(422.6)	—	(422.6)
Profit for the year	—	—	—	1,146.6	1,146.6
Interim dividend paid	—	—	—	(396.2)	(396.2)
Final dividend proposed	—	—	457.1	(457.1)	—
At 30 June 2006	3.5	9,215.7	457.1	5,693.8	15,370.1

The Company's reserves available for distribution to shareholders at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$457.1 million and HK$5,693.8 million (2005: HK$422.6 million and HK$5,400.5 million) respectively.

33. Amount due to a fellow subsidiary

The amount is unsecured. The fellow subsidiary has agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amount is shown as non-current.

The directors consider that the fair value of the amount as at 30 June 2006 approximates the corresponding carrying amount.

34. Disposal group

During the year, the Company has decided to dispose of its entire indirect interest of 24.98% in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively known as the "Ningbo Subsidiaries") to the minority shareholder of the Ningbo Subsidiaries. The Ningbo Subsidiaries were classified as a disposal group held for sale. On 29 March 2006, the Group entered into the agreement with the minority shareholder to dispose of its entire interest in the Ningbo Subsidiaries at a consideration of Rmb70 million (approximately HK$67.65 million), and the transaction should be completed on or before 31 December 2006.

The results of the Ningbo Subsidiaries for the year since it classified as a disposal group are presented below:

	HK$ million
Revenue	15.6
Expenses	(4.4)
Profit for the year from the disposal group	11.2

The major classes of assets of the Ningbo Subsidiaries classified as held for sale as at 30 June 2006 are as follows:

	HK$ million
Assets	
Property, plant and equipment	2.8
Toll highway operation rights	374.8
Debtors, deposits and prepayments	0.5
Bank balances and cash	0.5
Assets classified as held for sale	378.6

The major classes of liabilities of the Ningbo Subsidiaries classified as held for sale as at 30 June 2006 are as follows:

	HK$ million
Liabilities	
Accrued expenses	1.3
Bank loans, secured (note)	169.4
Amount due to a minority shareholder	69.6
Liabilities associated with the assets classified as held for sale	240.3
Net assets associated with the disposal group	138.3

Note: The average effective borrowing rate is 5.76% per annum.

The net cash flows incurred by Ningbo Subsidiaries are as follows:

	HK$ million
Operating activities	9.5
Financing activities	(9.7)
	(0.2)

35. Jointly controlled assets

Completed properties for sale include the Group's share of interest in jointly controlled assets with a carrying value of HK$35.5 million (2005: HK$21.3 million). The Group's share of liabilities (included in creditors and accrued expenses), income and expenses in relation to the jointly controlled assets amounted to HK$0.5 million (2005: HK$0.4 million), HK$10.3 million (2005: HK$1.8 million) and HK$0.5 million (2005: HK$0.5 million) respectively.

36. Pledged bank deposits/bank balances and cash/bank overdraft

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$125.7 million (2005: HK$110.8 million) was kept in other regions of the PRC and is subject to exchange control regulations.

The deposits carry fixed interest rate of 1.62% to 5.28% (2005: 1.62% to 3.75%) per annum. The fair values of bank deposits, bank balances and bank overdraft as at 30 June 2006 approximate to the corresponding carrying amounts.

37. Employees retirement schemes

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$0.1 million (2005: HK$0.2 million). There was no such balance at 30 June 2006 and 30 June 2005.

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. No forfeited contributions were utilised during the year (2005: Nil).

The Group's retirement costs charged to the consolidated income statement for the year ended 30 June 2006 were HK$8.1 million (2005: HK$9.3 million).

38. Share option schemes

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber, a subsidiary of the Company, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28 June 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14 July 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14 July 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14 July 2000 and, in each case, not later than four years from 14 July 2000.

Share options granted under the Option Plan lapsed on 14 July 2004.

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the Group on 4 October 2000 at the consideration of HK$1.00 for each grant of options.

38. Share option schemes *(cont'd)*

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16 October 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16 October 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16 October 2000 and, in each case, not later than four years from 16 October 2000.

Share options granted under the Share Option Scheme lapsed on 16 October 2004.

	Number of share option		
	At 30 June 2004	Lapsed during the year	At 30 June 2005
Option Plan			
Directors	9,200,000	(9,200,000)	—
Employees	1,850,000	(1,850,000)	—
Other participants	16,450,000	(16,450,000)	—
	27,500,000	(27,500,000)	—
Share Option Scheme			
Employees	100,000	(100,000)	—

39. Capital commitments

	The Group	
	2006 HK$ million	2005 HK$ million
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	**34.2**	21.0
Contracted commitments for system development costs	**—**	0.3

At the balance sheet date, the Company had no capital commitment.

40. Contingent liabilities

	The Company	
	2006 HK$ million	2005 HK$ million
Guarantees given to banks to secure banking facilities utilised by subsidiaries	**30.1**	33.6

41. Operating lease commitments

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Not later than one year	**12.2**	22.3
Later than one year and not later than five years	**5.4**	15.3
	17.6	37.6

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

The Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	The Group	
	2006	2005
		re-stated
	HK$ million	HK$ million
Investment properties	**6,058.0**	5,000.7
Completed properties for sale	**225.6**	213.4

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to re-negotiation upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premises/properties over the fixed portion of the monthly rentals.

At the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods are:

	The Group	
	2006	2005
	HK$ million	HK$ million
Not later than one year	**345.9**	313.5
Later than one year and not later than five years	**140.5**	117.9
	486.4	431.4

At the balance sheet date, the Company had no commitment under operating lease.

42. Related party transactions

During the year, the Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2006	2005	**2006**	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million	**HK$ million**	HK$ million
Accountancy fee paid	**—**	2.9	**—**	—	**—**	—
Agency commission paid	**1.2**	10.5	**—**	—	**—**	—
Building management fee paid	**6.1**	34.2	**—**	—	**—**	—
Cleaning services income	**0.9**	7.0	**0.1**	—	**—**	—
Interest expenses	**0.8**	0.5	**—**	—	**—**	—
Interest income	**—**	—	**4.0**	2.8	**—**	—
Maintenance fee	**15.6**	—	**—**	—	**—**	—
Rental expenses	**93.8**	85.1	**1.1**	2.2	**—**	—
Rental income	**5.1**	11.3	**—**	—	**—**	—
Security guard service income	**—**	29.9	**—**	—	**—**	—
At the balance sheet date						
Amounts due from						
Interest-free	**—**	—	**46.1**	42.0	**5.5**	0.2
Interest bearing *(note 1)*	**—**	—	**—**	—	**—**	6.3
	—	—	**46.1**	42.0	**5.5**	6.5
Rental deposit paid	**—**	2.5	**—**	—	**—**	—
Amounts due to						
Interest-free	**—**	—	**0.8**	2.5	**—**	—
Interest bearing *(note 2)*	**120.2**	301.1	**—**	—	**—**	—
	120.2	301.1	**0.8**	2.5	**—**	—

Notes:

(1) *The balances bore interest at 5% per annum from July 2004 to March 2005.*

(2) *The balances bear interest at Hong Kong Inter-Bank Offer Rate per annum.*

(3) *The Company's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.*

Compensation of key management personnel

Except for the directors' fees and the salaries and other benefits paid to the independent non-executive directors disclosed in note 14, certain of the directors and key management personnel received their remuneration from the Company's immediate holding company for their services provided to the Group headed by the immediate holding company of which the Company is a member, no other remuneration was paid to the directors and key management personnel of the Company. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's immediate holding company and each of that company's subsidiaries.

Principal Subsidiaries

at 30 June 2006

All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries had issued any debt securities at the end of the year.

Particulars of the principal subsidiaries are as follows:–

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
A. Property development				
Alpenhon Limited	2	1	100	—
Bottcher Investment Limited	20,000	100	100	—
Couraud Investment Limited	200	100	100	—
Dashtrend Investment Limited	2	1	100	—
Desormiere Investment Limited	20,000	100	100	—
Fournet Investment Limited	10,000	100	100	—
Full Gain Investment Limited	2	1	100	—
Gallund Investment Limited	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
Inness Investment Limited	10,000	100	100	—
Juliyam Limited	2	1	100	—
Racine Investment Limited	4	100	50	25
Saxophon Limited	3,000,000	1	100	—
Star Flight Company Limited	2	1	100	—
Vignette Investment Limited	2	1	100	—
B. Property investment				
Bour Investment Limited	2	100	100	—
— Non-voting deferred shares	1,000	100	100	—
Century Nice Development Limited	2	1	100	—
Dekker Investment Limited	2	1	100	—
— Non-voting deferred shares	2	1	100	—
Dillinger Investment Limited	2	1	100	—
— Non-voting deferred shares	2	1	100	—
Easefine Development Limited	2	1	100	—
Easeluck Development Limited	2	1	100	—
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	100	—
Gain Super Development Limited	2	1	—	100
Golden Dragon Development Company, Limited	12,200	100	100	—
Hung Shun Investment Company Limited	20,000	100	100	—
Isherwood Investment Limited	2	1	100	—
Jekyll Investment Limited	2	1	100	—
Mingsway Limited	2	1	—	78.69
Quentin Investment Limited	10,000	1	100	—
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
Victory City Enterprises Limited	2	1	—	78.69

Principal Subsidiaries

at 30 June 2006

Principal activities	Particulars of issued share capital Number of ordinary shares	Par value HK$	Percentage of shares held by the Company Directly	Indirectly
C. Finance				
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
Hency Finance Limited	2	1	—	78.69
Henderson Cyber Finance Limited	2	1	—	78.69
D. Investment holding				
Ace Winner Development Limited	2	1	100	—
Billion Cheer Development Limited	2	1	—	100
Brilliant Enterprises Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
— Non-voting deferred shares	1,000	1	—	100
Felix Technology Limited	1	US$1	—	100
(Incorporated and operates in the British Virgin Islands)				
Graf Investment Limited	2	1	—	100
— Non-voting deferred shares	2	100	—	100
Henderson Cyber Limited	4,235,913,616	0.1	—	78.69
(Incorporated in Cayman Islands and operates in Hong Kong)				
Higgins Holdings Limited	1	US$1	—	100
(Incorporated and operates in the British Virgin Islands)				
Kingsview International Limited	1	US$1	100	—
(Incorporated and operates in the British Virgin Islands)				
Konet Investment Limited	2	US$1	—	78.69
(Incorporated and operates in the British Virgin Islands)				
Laidstone Investments Limited	1	US$1	100	—
(Incorporated and operates in the British Virgin Islands)				
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
— Non-voting deferred shares	2	100	—	100
Mount Sherpa Limited	2	1	—	100
— Non-voting deferred shares	2	10	—	100
Multiglade Holdings Limited	1	US$1	—	100
(Incorporated and operates in the British Virgin Islands)				
Nation Team Development Limited	2	1	—	92.81
Newspeed Technology Limited	1	US$1	—	100
(Incorporated and operates in the British Virgin Islands)				

Principal activities	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of shares held by the Company: Directly	Indirectly
D. Investment holding *(cont'd)*				
Paillard Investment Limited	2	1	—	100
— Non-voting deferred shares	2	100	—	100
Podar Limited *(Incorporated and operates in the British Virgin Islands)*	1	US$1	100	—
Rejoice Investments Limited *(Incorporated and operates in the British Virgin Islands)*	1	US$1	100	—
Shiu Kien Development Company Limited	1,500	1	100	—
— Non-voting deferred shares	150,000	100	100	—
St. Helena Holdings Co. Limited *(Incorporated and operates in the British Virgin Islands)*	3	US$1	100	—
Superweb Limited *(Incorporated and operates in the British Virgin Islands)*	1	US$1	—	78.69
Threadwell Limited *(Incorporated and operates in the British Virgin Islands)*	1	US$1	—	100
Topgoal Limited *(Incorporated and operates in the British Virgin Islands)*	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100
E. Property management				
Goodwill Investment Property Management Limited	2	1	100	—
F. Department store operation				
Citistore Limited	2	1	—	100
G. Hotel management				
Henderson Hotel Management Limited	2	1	100	—
H. Hotel operation				
Newton Hotel Hong Kong Limited	2	1	100	—
Newton Hotel Kowloon Limited	2	1	100	—
I. Cleaning and security guard service				
Elegant Cleaning Services Company Limited	2	1	—	100
Megastrength Security Services Company Limited	10,000	1	—	100
— Preference shares	400	1	—	25

Principal activities	Number of ordinary shares (Particulars of issued share capital)	Par value HK$	Percentage of shares held by the Company: Directly	Indirectly
J. Infrastructure				
(i) Incorporated and operates in Hong Kong				
Benson Industries Limited	2	1	—	100

(ii) Established and operates in the People's Republic of China

	Note	Issued/contributed registered capital	% of equity interest held by the Company: Directly	Indirectly	% of profit sharing by subsidiaries
Sino-Foreign Equity Joint Venture Enterprise					
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited		RMB200,000,000	—	55.69	60
Sino-Foreign Co-operative Joint Venture Enterprise					
Maanshan Huan Tong Highway Development Limited	I	RMB99,450,000	—	31.39	1st five years, 80 2nd five years, 60 remaining years, 70
Ningbo Nickwell Highway Development Company Limited	I & II	RMB88,000,000	—	24.98	1st five years, 80 2nd five years, 50 remaining years, 65
Ningbo Rayter Highway Development Company Limited	I & II	RMB96,000,000	—	24.98	1st five years, 80 2nd five years, 50 remaining years, 65
Ningbo Wise Link Highway Development Company Limited	I & II	RMB56,000,000	—	24.98	1st five years, 80 2nd five years, 50 remaining years, 65
Tianjin Wanqiao Project Development Company Limited	I	RMB20,000,000	—	44.84	70
Tianjin Jinning Roads Bridges Construction Development Company Limited	I	RMB23,680,000	—	44.84	1st five years, 80 2nd five years, 60 remaining years, 70

Principal activities	Note	Number of ordinary shares (Particulars of issued share capital)	Par value HK$	Percentage of shares held by the Company: Directly	Indirectly
K. Information technology					
Future Home Limited		2	1	—	78.69
Henderson Data Centre Limited		2	1	—	78.69
iCare.com Limited		2	1	—	78.69
L. Manufacturing					
Citifood Company (Hong Kong) Limited	I	6,136,842	1	—	32.68

Note:

I The Group can exercise control over these subsidiaries.

II On 29 March 2006, the Group entered into an agreement with the minority shareholder of the subsidiaries to disposal of its entire interests in the subsidiaries. The subsidiaries being included in disposal group in note 34 to the financial statements.

The above list gives the principal subsidiaries of the Company which, in the opinion of the directors, materially affect the profits and assets of the Group. A full list will be annexed to the Company's next annual return.

Principal Associates

at 30 June 2006

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by the Group	Principal activities
Listed		
The Hong Kong and China Gas Company Limited	38.46	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	31.33	Property development and investment
Miramar Hotel and Investment Company, Limited	44.21	Hotel operation
Unlisted		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profits and net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

Extracts from Financial Statements of Principal Associates

for the year ended 30 June 2006

The Hong Kong and China Gas Company Limited

Consolidated Income Statement

	Six months ended 30 June 2006 HK$ million (unaudited)	Six months ended 30 June 2005 HK$ million (unaudited)	Year ended 31 December 2005 HK$ million (audited)
Turnover	**5,418.4**	4,837.2	9,350.9
Profit before taxation	**2,874.4**	3,512.6	5,920.4
Taxation	**(369.3)**	(379.9)	(628.6)
Profit for the year	**2,505.1**	3,132.7	5,291.8
Profit attributable to shareholders	**2,509.5**	3,125.2	5,281.4
Dividends	**661.1**	669.5	1,935.7

Profit before taxation for the twelve-month period ended 30 June 2006 is arrived at after deducting depreciation and amortisation charge of HK$545.9 million (2005: HK$485.0 million).

Consolidated Balance Sheet

	At 31 December 2005 HK$ million (audited)	At 31 December 2004 re-stated HK$ million (audited)
Property, plant and equipment	10,604.5	8,566.6
Leasehold land	462.5	403.3
Associates	2,060.9	1,206.7
Jointly controlled entities	5,197.5	1,709.5
Available-for-sale financial assets	768.0	—
Other non-current asset	45.8	—
Investment securities	—	624.3
Net current assets	2,275.2	4,401.4
	21,414.4	16,911.8
Share capital	1,377.2	1,403.7
Share premium	3,907.8	3,907.8
Reserves	9,863.9	8,001.0
Proposed dividend	1,267.0	1,291.4
Shareholders' fund	16,415.9	14,603.9
Minority interests	428.4	285.0
Total equity	16,844.3	14,888.9
Non-current liabilities	4,570.1	2,022.9
	21,414.4	16,911.8

No segmental analysis is presented as the principle activity of The Hong Kong and China Gas Company Limited ("China Gas") is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of China Gas's turnover and trading results.

Extracts from Financial Statements of Principal Associates

for the year ended 30 June 2006

Hong Kong Ferry (Holdings) Company Limited

Consolidated Income Statement

	Six months ended 30 June 2006 HK$ million (unaudited)	Six months ended 30 June 2005 HK$ million (unaudited)	Year ended 31 December 2005 HK$ million (audited)
Turnover	**298.3**	496.6	764.1
Profit before taxation	**104.0**	168.6	229.4
Taxation	**17.8**	21.3	13.8
Profit attributable to shareholders	**121.8**	189.9	243.2
Dividends	**32.0**	32.1	117.6

Profit before taxation for the twelve-month period ended 30 June 2006 is arrived at after deducting depreciation and amortisation charge of HK$11.0 million (2005: HK$9.4 million).

Consolidated Balance Sheet

	At 31 December 2005 HK$ million (audited)	At 31 December 2004 re-stated HK$ million (audited)
Investment properties	692.3	830.5
Properties held for development	—	550.5
Other property, plant and equipment	149.0	148.6
Interest in leasehold land	73.0	74.8
Other non-current financial assets	382.1	313.0
Net current assets	2,085.3	1,300.6
Deferred taxation	(16.8)	(10.8)
	3,364.9	3,207.2
Share capital	356.3	356.3
Reserves	3,008.6	2,850.9
	3,364.9	3,207.2

Hong Kong Ferry (Holdings) Company Limited *(cont'd)*

Segmental Information
For the twelve months ended 30 June 2006

	Total revenue HK$ million (unaudited)	Inter-segment transactions HK$ million (unaudited)	Revenue from external customers HK$ million (unaudited)
Segment revenue			
Property development and investment	238.8	0.1	238.7
Ferry, shipyard and related operations	155.2	2.3	152.9
Travel and hotel operations	160.8	—	160.8
Others	80.0	39.3	40.7
	634.8	41.7	593.1
Analysed by:			
Turnover			565.8
Other revenue			27.3
			593.1

	Segment results HK$ million (unaudited)	Inter-segment transactions HK$ million (unaudited)	Consolidated results HK$ million (unaudited)
Segment results			
Property development and investment	147.0	—	147.0
Ferry, shipyard and related operations	(21.2)	—	(21.2)
Travel and hotel operations	(1.9)	—	(1.9)
Others	40.4	—	40.4
	164.3	—	164.3
Share of results of associates			0.4
Profit from ordinary activities before taxation			164.7
Taxation			10.3
Profit attributable to shareholders			175.0

Hong Kong Ferry (Holdings) Company Limited *(cont'd)*

Segmental Balance Sheet

At 31st December

	Segmental assets		Inter-segment elimination		Total assets	
	2005	2004 re-stated	2005	2004	2005	2004 re-stated
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Property development and investment	2,064.3	2,276.3	—	—	2,064.3	2,276.3
Ferry, shipyard and related operations	212.3	210.7	—	—	212.3	210.7
Travel and hotel operations	53.6	54.4	—	—	53.6	54.4
Others	1,255.9	996.3	—	—	1,255.9	996.3
Total assets	3,586.1	3,537.7	—	—	3,586.1	3,537.7

	Segmental liabilities		Inter-segment elimination		Total liabilities	
	2005	2004 re-stated	2005	2004	2005	2004 re-stated
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Property development and investment	141.6	256.2	—	—	141.6	256.2
Ferry, shipyard and related operations	17.4	19.8	—	—	17.4	19.8
Travel and hotel operations	25.2	25.0	—	—	25.2	25.0
Others	36.9	29.4	—	—	36.9	29.4
Total liabilities	221.1	330.4	—	—	221.1	330.4

Other Segmental Information

	Depreciation and amortisation		Impairment loss		Capital expenditure incurred	
	2005	2004 re-stated	2005	2004	2005	2004
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Property development and investment	—	0.1	—	—	32.7	557.0
Ferry, shipyard and related operations	7.6	9.2	—	1.3	7.8	6.0
Travel and hotel operations	2.3	2.1	—	—	0.9	0.5
Others	0.2	0.4	3.1	—	0.2	0.4
	10.1	11.8	3.1	1.3	41.6	563.9

No geographical analysis is shown as less than 10% of the Hong Kong Ferry (Holdings) Company Limited revenue and profit from operations were derived from activities outside Hong Kong.

Extracts from Financial Statements of Principal Associates

for the year ended 30 June 2006

Miramar Hotel & Investment Company, Limited

Consolidated Income Statement

	Year ended 31 March 2006 HK$ million (audited)	Year ended 31 March 2005 re-stated HK$ million (audited)
Turnover	1,662.9	1,362.1
Profit from operations	1,541.2	1,084.6
Finance costs	(37.0)	(16.0)
Share of profits less losses of associates	5.3	2.9
Profit before taxation	1,509.5	1,071.5
Income tax	(301.9)	(213.3)
Profit for the year	1,207.6	858.2
Profit attributable to shareholders	1,169.4	846.1
Dividends	225.1	213.6

Profit before taxation for the twelve-month period ended 31 March 2006 is arrived at after deducting depreciation and amortisation charge of HK$37.4 million (2005: HK$35.1 million).

Consolidated Balance Sheet

	At 31 March 2006 HK$ million (audited)	At 31 March 2005 re-stated HK$ million (audited)
Investment properties	7,211.8	6,329.9
Other fixed assets	210.2	234.1
Interests in associates	7.3	2.0
Available-for-sale securities	28.9	33.0
Pledged deposits	—	38.7
Other non-current assets	17.1	1.3
Net current assets	306.2	105.1
Non-current liabilities	(1,790.6)	(1,748.5)
	5,990.9	4,995.6
Share capital	404.1	404.1
Reserves	5,535.6	4,580.8
Shareholders' fund	5,939.7	4,984.9
Minority interests	51.2	10.7
Total equity	5,990.9	4,995.6

Miramar Hotel & Investment Company, Limited *(cont'd)*

Segmental Information

For the year ended 31st March

Segmental revenue and results

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2006	2005 re-stated	2006	2005 re-stated	2006	2005 re-stated	2006	2005	2006	2005	2006	2005 re-stated	2006	2005 re-stated
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Revenue from external customers	366.7	349.3	450.5	259.1	340.2	315.2	194.6	132.7	310.9	305.9	—	—	1,662.9	1,362.2
Inter-segment revenue	14.4	14.1	—	—	4.3	4.9	—	—	0.6	0.6	(19.3)	(19.6)	—	—
Other revenue from external customers	2.8	2.6	—	—	3.2	4.1	1.7	1.1	1.5	1.9	—	—	9.2	9.7
Total	383.9	366.0	450.5	259.1	347.7	324.2	196.3	133.8	313.0	308.4	(19.3)	(19.6)	1,672.1	1,371.9
Contribution from operations	287.7	263.7	287.5	106.5	145.4	128.5	—	(8.4)	(8.9)	(9.1)	—	—	711.7	481.2
Reversal impairment of interest in associates													1.3	0.5
Provision for impairment of properties held for resale													0.1	(6.5)
Net increase in fair value of investment properties	878.5	655.2	—	—	—	—	—	—	—	—	—	—	878.5	655.2
Unallocated operating income and expenses													(50.4)	(45.8)
Profit from operations													1,541.2	1,084.6
Finance costs													(37.0)	(16.0)
Share of profits less losses of associates	0.3	0.3	(0.2)	0.6	5.1	2.2	0.1	(0.2)	—	—	—	—	5.3	2.9
Income tax													(301.9)	(213.3)
Profit for the year													1,207.6	858.2

Miramar Hotel & Investment Company, Limited *(cont'd)*

Segmental Information (cont'd)

For the year ended 31st March

Segmental balance sheet

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2006	2005 re-stated	2006	2005 re-stated	2006	2005 re-stated	2006	2005	2006	2005	2006	2005 re-stated	2006	2005 re-stated
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Segment assets	7,375.5	6,507.8	627.1	478.8	144.5	141.8	43.8	44.7	35.0	39.0	(6.7)	(9.0)	8,219.2	7,203.1
Investment in associates	0.3	0.2	(13.6)	(12.0)	14.5	9.0	6.1	4.8	—	—	—	—	7.3	2.0
Unallocated assets													79.3	89.7
Total assets													8,305.8	7,294.8
Segment liabilities	130.1	116.3	18.1	12.3	30.6	31.7	14.5	16.1	35.4	39.8	(6.7)	(9.0)	222.0	207.2
Unallocated liabilities													2,092.9	2,092.0
Total liabilities													2,314.9	2,299.2

Other segment information

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation	
	2006	2005 re-stated	2006	2005 re-stated	2006	2005 re-stated	2006	2005	2006	2005
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Capital expenditure incurred during the year	3.5	6.9	—	84.8	3.8	11.2	3.7	29.2	1.7	1.7
Depreciation for the year	17.6	17.5	0.7	2.0	11.7	11.0	5.0	3.5	0.9	0.5

Geographical Segments

At 31st March

	Hong Kong		PRC		United States of America	
	2006	2005 re-stated	2006	2005 re-stated	2006	2005
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Revenue from external customers	1,160.6	1,052.2	63.9	66.0	438.4	244.0
Segment assets	7,120.2	6,295.8	559.8	535.5	545.8	380.8
Capital expenditure incurred during the year	12.0	48.0	0.7	1.0	—	84.8

Corporate Information

Board of Directors

Executive Directors
Dr. Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors
Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Dr. Lee Shau Kee
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Appointed Managers

Henderson Real Estate Agency Limited

Company Secretary

Timon Liu Cheung Yuen

Registered Office

72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong
Telephone : (852) 2908 8888
Facsimile : (852) 2908 8838
Internet : http://www.hld.com
E-Mail : henderson@hld.com

Registrars

Standard Registrars Limited
26/F, Tesbury Centre
28 Queen's Road East, Wanchai
Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited (Stock Code : 0097)

Shares are also traded in the United States through an American Depositary Receipt Level 1 Programme (Ticker Symbol: HDVTY
CUSIP Reference Number: 425070109)

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

Deloitte Touche Tohmatsu

Solicitors

Lo & Lo
Woo, Kwan, Lee & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Tuesday, 12 December 2006 at 11:00 a.m. to transact the following business:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30 June 2006.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

the authorised share capital of the Company be increased from HK$720,000,000 to HK$1,000,000,000 by the creation of 1,400,000,000 additional new ordinary shares of HK$0.20 each ranking in all respects pari passu with the existing shares in the Company."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 25 October 2006

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Thursday, 7 December 2006 to Tuesday, 12 December 2006, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 6 December 2006.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2006 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from HK$720,000,000 to HK$1,000,000,000 by the creation of 1,400,000,000 additional new ordinary shares. The Directors, however, have no present intention to issue any part of that capital.

This Annual Report is Printed on Environmentally Friendly and Chlorine-free Paper

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED